香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
前熊谷組(香港)有限公司
formerly Kumagai Gumi (Hong Kong) Ltd

Rms. 801-2, East Ocean Centre
98 Granville Road, Kowloon, Hong Kong
Tel : (852) 2369 3949, 2368 8201
Fax : (852) 2721 2526, 2721 5110
E-mail : info@hkconstruction.com
Web site : www.hkconstruction.com

1 November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attn: Mr. Frank Zarb, Esq.

Dear Sirs,

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
ADR PROGRAM - EXEMPTION FILE NO.: 82-4029

Further to our letter dated 2 May 2002 enclosing the documents published or filed by the Company for the period from 24 November 2001 to 30 April 2002, we provide you herewith copies of the documents as specified in the Annexure for the period from 1 May 2002 to 31 October 2002 in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Should you require additional information, please feel free to contact the undersigned, at Tel No. (852) 2369 3949 or Fax No. (852) 2721 2526.

Yours faithfully

Vicko Tam

Encl

cc Mr. Bryan Ho
The Bank of New York, NY Office

Ms. Eugenia Lee (w/ 5 copies of our 2002 interim report enclosed)
The Bank of New York, HK Office

dlw 11/18

02 NOV 12 AM 11:10

Annexure

List of Material Information Made Public, Filed with any Exchange or Distributed to Security Holders by Hong Kong Construction (Holdings) Limited (the "Company") from 1 May 2002 to 31 October 2002

Name of Report or Announcement	Date Made Public / Filed / Distributed	Source of Requirement
Announcement re: resignation of director	1 June 2002	Listing Rules of the Hong Kong Stock Exchange
Form D2 re: Michael John Kennedy resign as director of the company	3 June 2002	Company Ordinance
Announcement re: connection transaction	25 June 2002	Listing Rules of the Hong Kong Stock Exchange
Announcement re: restructuring Agreement entered with banks	28 August 2002	Listing Rules of the Hong Kong Stock Exchange
Announcement re: interim results for Six months ended 30 June 2002	24 September 2002	Listing Rules of the Hong Kong Stock Exchange
Publication of 2002 interim report	30 September 2002	Listing Rules of the Hong Kong Stock Exchange

香港建設（控股）有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Hong Kong Construction (Holdings) Limited (the "Company") announces that Mr Michael John Kennedy has tendered his resignation as an Executive Director and the General Manager of Construction of the Company with effect from 1 June 2002. The Board would like to take this opportunity to express its heartfelt thanks to Mr Kennedy for his invaluable contribution to the Company, especially in the construction business, during his tenure of service.

By Order of the Board
Hong Kong Construction (Holdings) Limited
Yao Jianping
Managing Director

Hong Kong, 31 May 2002

Companies Registry
公司註冊處

COPY

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

35755

1 Company Name 公司名稱

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
香港建設(控股)有限公司

2 Type of Change 更改事項

* [X] Resignation or cessation 辭職或停職
[ ] New appointment 新委任
[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [X] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Kennedy	Michael John

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XE731241(3)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation
辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
01	06	2002	N/A

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Hong Kong Construction (Holdings) Limited
Rooms 801-2, East Ocean Centre
98 Granville Road, Kowloon
Hong Kong

For Official Use
請勿填寫本欄

RECEIVED
03 -06- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

35755

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
N/A	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名: N/A

Surname 姓氏 Other names 名字

N/A

Alias (if any) 別名（如有的話）

N/A

Previous Names 前用姓名

Address 地址: N/A

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes Nil **Continuation Sheet A and** Nil **Continuation Sheet B.**
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Chiu Po Kwok)

Date 日期： 3 June 2002

~~Director／~~Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

Press Release

CONNECTED TRANSACTION: EXECUTION OF SUB-CONTRACTS

The directors of the Company announce that on 20th June, 2002, the Company entered into (1) a piled diaphragm wall and piling sub-contract with Shanghai Mechanized; and (2) a basement sub-contract with Shanghai No. 3 Construction, both sub-contractors are subsidiaries of Shanghai Construction which is a substantial shareholder of the Company. The sub-contracts constitute connected transactions for the Company under the Listing Rules and are covered by the conditional connected transaction waiver granted by the Stock Exchange to the Company in October 2001. The waiver was granted subject to the cap amount and immediate announcement of the details of the connected transactions. Details of the connected transactions will be disclosed in the Company's next published annual report and accounts.

Parties:

Project Owner:	Shanghai, Pudong New Area, Shangri-La Hotel Co., Ltd.
Main Contractor:	The Company appointed by the Project Owner in respect of the main contract works for the Pudong Shangri-La Hotel Extension Project
Shanghai Mechanized:	Sub-contractor for the piled diaphragm wall and piling sub-contract works
Shanghai No. 3 Construction:	Sub-contractor for the basement sub-contract works

Sub-contracts:

Piled Diaphragm Wall and Piling Sub-contract Works:	The scope of piled diaphragm wall and piling sub-contract works for the Pudong Shangri-La Hotel Extension Project includes mainly: (a) Setting out, provision of slurry treatment, hoarding and fencing facilities. (b) Piled diaphragm wall and piling construction. (c) Removal of slurry off site and water leakage treatment. (d) Protection to adjacent structures and utilities.
Basement Sub-contract Works:	The scope of basement sub-contract works for the Pudong Shangri-La Hotel Extension Project includes mainly construction of two-levels basement including detailed designs, approval, purchase, testing and commissioning, handover and rectification works.

Contract Sums:

Piled Diaphragm Wall and Piling Sub-contract:	RMB21,200,000
Basement Sub-contract:	RMB24,000,000

Total: RMB45,200,000

The contract sums of the sub-contracts have already been included in the total contract sum for the main contract.

Shanghai Mechanized and Shanghai No. 3 Construction were appointed the sub-contractors for the relevant sub-contracts as they submitted the lowest tenders. In addition, they are technically competent in the field of relevant sub-contract works and more competent as compared to the other tenderers in terms of ability to cope with contingency and emergency risks which may evolve in the contract works.

Main Contractor Contract Works - Pudong Shangri-La Hotel Extension Project:

The main contract works for the Pudong Shangri-La Hotel Extension Project comprises the construction of two-levels basement, diaphragm wall and piled foundation. The scope of works includes mainly the construction of substructure, piled foundation, diaphragm walls, excavation, temporary fencing, waterproofing, demolition of parts of the existing structure, M/E box-out and embedded works, and co-ordination.

Connected Transactions and Connected Transaction Waiver:

As Shanghai Construction is a substantial shareholder of the Company, the entering into sub-contracts by the Company with its two subsidiaries, namely, Shanghai Mechanized and Shanghai No. 3 Construction, constitute connected transactions for the Company under the Listing Rules, which would normally require full disclosure and/or prior Independent Shareholders' approval.

A conditional waiver from strict compliance with the relevant requirements of the Listing Rules, which has been approved by the Independent Shareholders, was granted by the Stock Exchange in October 2001 in relation to the future ongoing connected transactions in respect of construction contracts and/or joint venture contracts for construction projects involving the Group and Shanghai Construction Group.

The aggregate amounts of RMB45,200,000 of the two sub-contracts represent approximately 2.3% of the turnover of the Group for the year ended 31st December, 2001 which fall within the cap amount of 50% of the Group's total turnover under the waiver and as disclosed in the latest published audited results of the Group. The waiver also requires that immediate announcement of the details of the connected transactions to be made upon signing of the contracts of such transactions.

The directors, including the independent non-executive directors, of the Company consider that the sub-contracts have been entered into on normal commercial terms, in the ordinary and usual course of the business of the Company and are fair and reasonable so far as the shareholders of the Company are concerned.

The two sub-contracts are covered by the waiver and do not require the Independent Shareholder's approval, but details of the sub-contracts will be included in the Company's next published annual report and accounts and are subject to the annual review of the independent non-executive directors as well as annual confirmation by the auditors of the Company.

Terms Used in This Announcement:

Company	-	Hong Kong Construction (Holdings) Ltd.
Group	-	the Company and its subsidiaries
Independent Shareholders	-	shareholders of the Company other than Shanghai Construction and its associates (as defined in the Listing Rules)
Listing Rules	-	the Rules Governing the Listing of Securities on the Stock Exchange
PRC	-	the People's Republic of China
RMB	-	Renminbi, the lawful currency of the PRC
Shanghai Construction	-	Shanghai Construction (Group) General Company, a stated-owned enterprise established in the PRC
Shanghai Construction Group	-	Shanghai Construction and its subsidiaries

Shanghai Mechanized	-	Shanghai Mechanized Construction Co., a company incorporated in the PRC
Shanghai No. 3 Construction	-	Shanghai No. 3 Construction Co. Ltd., a company incorporated in the PRC
Stock Exchange	-	The Stock Exchange of Hong Kong Ltd.

By Order of the Board
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
YAO JIANPING
Managing Director

Hong Kong, 24th June, 2002

香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Company has entered into the Restructuring Agreement with the Banks on 27 August 2002 relating to the Company's debt restructuring and Standstill Arrangements with the Banks.

Under the Restructuring Agreement, the Company has also agreed to offer similar terms to the FRN Holders.

Reference is made to the announcement made by the Board of Directors (the "**Directors**") of Hong Kong Construction (Holdings) Limited (the "**Company**") on 12 June 2001 (the "**Prior Announcement**") regarding the standstill letter (the "**Standstill Letter**") that the Company entered into with its eleven bank creditors (the "**Banks**") on 11 June 2001.

Moreover on 18 December 2001 the Company announced that on 30 November 2001 the Company held a debt auction in which HKD176 million of its bank indebtedness was extinguished and on 3 December 2001 the Company executed a debenture under which it charged all of its assets and properties to the Banks and the FRN holders.

The board of directors (the "**Directors**") is pleased to announce that the Company has entered into a restructuring agreement on 27 August 2002 (the "**Restructuring Agreement**") with the Banks. The Company has been in discussions with the Banks over the past eight months to agree the general terms and principles that will form the basis of the restructuring of its indebtedness (and those of its subsidiaries) to the Banks and its relationship with the standstill arrangements ("**Standstill Arrangements**") set out in the Standstill Letter. The Restructuring Agreement sets out those terms and principles and provides that formal documentation ("**Formal Documentation**") to implement the same will be entered into between the Company and the Banks in due course. The Long Stop Date for entry into of the Formal Documentation is 31 December 2002 or such later date as may be agreed by a simple majority of the Banks' steering committee. Whilst one minor change to the termination provisions for the Standstill Arrangement has been made by the Restructuring Agreement all other terms and provisions of the Standstill Letter remain in place. The aggregate amount due by the Company and certain of its subsidiaries to the Banks is approximately HKD1.6 billion as of 31 July 2002.

Similar terms, as those agreed with the Banks, will be offered to the holders of the USD65 million guaranteed floating rate notes due 2000 (the "**FRN Holders**") issued by a subsidiary of the Company and guaranteed by the Company. Approximately HKD198 million of this issue remains outstanding as of 31 July 2002.

As at 31 December 2001 the Company and its subsidiaries (the "**Group**") had a positive net asset value of $1.1 billion. For the year ended 31 December 2001 the Group had positive net cash inflow from operations of HKD252.9 million.

By Order of the Board
Hong Kong Construction (Holdings) Limited
Yao Jian Ping
Managing Director

Hong Kong, 27 August 2002

香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

Web sites: www.hkconstruction.com www.irasia.com/listco/hk/hkconstruction

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

The board of directors of Hong Kong Construction (Holdings) Ltd announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30 June 2002 – unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2002	2001
	Note	***$ Million***	*$ Million*
Turnover	*3*	**709.8**	816.8
Cost of sales		**(786.7)**	(901.1)
Gross loss		**(76.9)**	(84.3)
Other revenue	*4*	**11.6**	13.1
Other net income	*5(a)*	**12.8**	14.5
Administrative expenses		**(46.0)**	(66.3)
Other operating expenses		**(0.2)**	(3.5)
Loss from operations		**(98.7)**	(126.5)
Finance costs	*5(b)*	**(63.1)**	(108.4)
Share of profits less losses of associates		**30.1**	(63.7)
Share of profits less losses of jointly controlled entities		**(6.3)**	9.4
Loss from ordinary activities before taxation	*5*	**(138.0)**	(289.2)
Taxation	*6*	**(1.4)**	(1.2)
Loss attributable to shareholders		**(139.4)**	(290.4)
Loss per share			
Basic	*7*	**(22.9) cents**	(57.2) cents

Notes:–

1. **Basis of preparation**

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). KPMG's independent review report to the board of directors is included in the interim report to be sent to shareholders.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the Group's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2001 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 22 April 2002.

The same accounting policies adopted in the 2001 annual accounts have been applied to the interim financial report, except that the Group has adopted the following new and revised Statements of Standard Accounting Practice ("SSAPs") which became effective for the current accounting period.

(a) SSAP 34 "Employee benefits"

In prior years, retirement benefit costs were charged to the profit and loss account over the expected service lives of the members of the scheme on the basis of level percentages of pensionable pay.

With effect from 1 January 2002, in order to comply with SSAP 34, the Group adopted a new accounting policy for defined benefit retirement plans. Under the new policy, the Group's net obligation in respect of its defined benefit retirement plan is calculated by estimating the amount of benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine the present value of the defined benefit obligation and the current service cost, and the fair value of any plan assets is deducted.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any recognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

As a result of the adoption of this accounting policy, the Group's loss for the period has been decreased by $0.5 million and the net assets as at 30 June 2002 have been increased by $14.5 million. The effect of adopting the new accounting policy has been adjusted to the opening balance of accumulated losses for the period. No restatement of the comparative information has been made.

(b) SSAP 11 (revised) "Foreign currency translation"

In previous years, the results of foreign entities were translated at exchange rates ruling at the balance sheet date.

SSAP 11 (revised) has eliminated the choice of translating the results of foreign entities at the closing rate for the period. The results of foreign entities are now required to be translated at the average exchange rates during the period. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

(c) SSAP 1 (revised) "Presentation of financial statements" and SSAP 15 (revised) "Cash flow statements".

Certain presentational changes have been made in accordance with SSAP 1 (revised) and SSAP 15 (revised).

2. **Going concern basis**

On 1 December 2000, the Company requested an informal standstill arrangement with its bankers on the payment of all Hong Kong bank loan principal and interest totalling approximately $1.9 billion, pending negotiation and agreement on a formal debt restructuring plan. The Company has also requested a similar standstill arrangement with the holders of the floating rate notes ("the FRNs") with an outstanding balance of US$37 million issued by Hong Kong Construction (Capital) Limited, a wholly-owned subsidiary of the Company. The FRNs were due for repayment on 13 December 2000. In accordance with the terms of the issue of the FRNs and the bank facility agreements, the Group was in default of the FRNs and all its bank borrowings.

On 27 August 2002, the Company and its wholly-owned subsidiaries entered into a restructuring agreement ("the Restructuring Agreement") with its bank creditors setting out the general terms and principles that will form the basis of the formal restructuring of the Group's Hong Kong bank indebtedness. The holders of the FRNs have also been offered similar terms. The documentation and closing of the formal restructuring, which will be subject to certain conditions precedent, is expected to occur on or before 31 December 2002 or such later date as the bank creditors may agree with the Company. The outstanding principal and interest of the Hong Kong bank indebtedness and the FRNs subject to restructuring totalled approximately $2,043.9 million as at 30 June 2002.

The directors are currently taking active steps with a view to achieve closing of the formal debt restructuring as soon as practicable and to implement the proposed property asset disposal strategy included in the Restructuring Agreement. The directors believe that the ongoing support from its bankers will continue and the measures to be taken under the debt restructuring plan will enable the Group to continue in operational existence for the foreseeable future.

Accordingly, the directors are satisfied that it is appropriate to prepare the interim financial report on a going concern basis, notwithstanding the Group's financial position as at 30 June 2002. Should the Group be unable to continue in business as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in the interim financial report.

3. **Segmental information**

An analysis of the Group's revenue and results for the period by the location of customers is as follows:

	Hong Kong *$ Million*	The People's Republic of China *$ Million*	Unallocated *$ Million*	Consolidated *$ Million*
Six months ended 30 June 2002 –				
Revenue from external customers	669.3	40.5	–	709.8
Other revenue	–	4.6	7.0	11.6
Total revenue	669.3	45.1	7.0	721.4
Segment (loss)/profit	(84.0)	11.7		(72.3)
Unallocated operating income and expenses				(26.4)
Loss from operations				(98.7)

	Hong Kong *$ Million*	The People's Republic of China *$ Million*	Unallocated *$ Million*	Consolidated *$ Million*
Six months ended 30 June 2001 –				
Revenue from external customers	770.6	46.2	–	816.8
Other revenue	–	1.6	11.5	13.1
Total revenue	770.6	47.8	11.5	829.9
Segment (loss)/profit	(91.8)	9.1		(82.7)
Unallocated operating income and expenses				(43.8)
Loss from operations				(126.5)

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Construction ***$ Million***	**Property leasing** ***$ Million***	**Unallocated** ***$ Million***	**Consolidated** ***$ Million***
Six months ended 30 June 2002 –				
Revenue from external customers	**700.8**	**9.0**	–	**709.8**
Other revenue	–	**4.6**	**7.0**	**11.6**
Total revenue	**700.8**	**13.6**	**7.0**	**721.4**
Segment (loss)/profit	**(85.9)**	**13.6**		**(72.3)**
Unallocated operating income and expenses				**(26.4)**
Loss from operations				**(98.7)**

	Construction *$ Million*	Property leasing *$ Million*	Unallocated *$ Million*	Consolidated *$ Million*
Six months ended 30 June 2001 –				
Revenue from external customers	807.7	9.1	–	816.8
Other revenue	–	1.6	11.5	13.1
Total revenue	807.7	10.7	11.5	829.9
Segment (loss)/profit	(93.3)	10.6		(82.7)
Unallocated operating income and expenses				(43.8)
Loss from operations				(126.5)

4. **Other revenue**

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
Interest income	**3.4**	7.5
Property fee income	**4.6**	1.6
Other income	**3.6**	4.0
	11.6	13.1

5. **Loss from ordinary activities before taxation**

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
(a) *Other net income*		
Net realised and unrealised loss/(gain) on trading securities carried at fair value	**0.1**	(0.1)
Exchange loss/(gain)	**9.1**	(30.5)
Loss on disposal of a subsidiary	**–**	16.6
Profit on disposal of fixed assets	**(15.5)**	–
Gain on liquidation of a subsidiary	**(7.0)**	–
Others	**0.5**	(0.5)
	(12.8)	(14.5)

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
(b) *Finance costs*		
Interest on bank advance and other borrowings repayable within five years	**63.1**	108.4

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
(c) *Other items*		
Depreciation	**1.2**	1.2

6. **Taxation**

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
PRC taxation	**0.9**	0.1
Share of associates' taxation	**0.5**	1.1
	1.4	1.2

No provision has been made for Hong Kong profits tax as the Company and its subsidiaries in Hong Kong sustained losses for taxation purposes during the period. PRC taxation is calculated at rates of tax applicable in cities in which the Group is assessed for tax.

7. **Loss per share**

(a) *Basic loss per share*

The calculation of basic loss per share is based on loss attributable to shareholders of $139.4 million (2001: $290.4 million) and on 607.9 million (2001: 507.9 million) ordinary shares in issue during the period.

(b) *Diluted loss per share*

There were no dilutive potential ordinary shares in existence during the six months ended 30 June 2002 and 2001.

FINANCIAL REVIEW AND ANALYSIS

Results

The Directors report that the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2002 was $139.4 million, compared to loss attributable to shareholders of $290.4 million for the corresponding period of the previous year. It is due mainly to a loss arising from ongoing construction projects of $85.9 million. The finance costs for the current period decreased to $63.1 million from $108.4 million for the corresponding period of last year, benefiting from the fall of market interest rate. The share of profits of associates was $30.1 million compared with the share of losses of associates of $63.7 million for the last corresponding period. It is mainly because of the steady performance of the rental market in the PRC and no provision for loss on buy-back guarantee for property sold by associates is required in the current period. Loss per share decreased to 22.9 cents from 57.2 cents for the corresponding period of the previous year. The Directors did not recommend the payment of any interim dividends.

Debt Restructuring

At the end of 2000, the Group faced liquidity problems and failed to repay its loans when they were due. This included an aggregate indebtedness of $1.9 billion to its bank creditors in Hong Kong and floating rate notes ("FRNs") of US$37 million due for repayment on 13 December 2000. The Group immediately appointed KPMG Financial Advisory Services as financial adviser for its debt restructuring scheme.

The Company has entered into a restructuring agreement on 27 August 2002 ("Restructuring Agreement") with the banks. The Restructuring Agreement sets out those terms and principles and provides that formal documentation ("Formal Documentation") to implement the same will be entered into between the Company and the banks in due course. The Formal Documentation is to be entered into on or before 31 December 2002 or such later date as may be agreed by a simple majority of the bank creditors' steering committee. Whilst one minor change to the termination provisions for the standstill arrangement set out in the standstill letter entered into by the Company and certain of its subsidiaries with its bank creditors on 11 June 2001 ("Standstill Letter") has been made by the Restructuring Agreement all other terms and provisions of the Standstill Letter remain in place.

Similar terms, as those agreed with the Banks, have been offered to the holders of the guaranteed FRNs due 2000 issued by a subsidiary of the Company and guaranteed by the Company.

Liquidity and financial resources

The Group's borrowings at the balance sheet date comprised Hong Kong and PRC bank loans of $1.82 billion and the FRNs of US$26.3 million (after debt auction in 2001). As the Group and the Company were in default of all these borrowings at the balance sheet date, these amounts became due immediately and were classified as current liabilities.

All these borrowings are interest bearing with interest rates fixed at market rates plus margin at various intervals of time from one month to one year after the previous fixing. The majority of the borrowings are denominated in Hong Kong dollars. As of the balance sheet date the foreign currency borrowings included US$ borrowings of 12.1%, RMB borrowings of 7.8% and Japanese Yen borrowings of 5.1% approximately of the total borrowings. The Group had pledged deposits of $187.7 million and cash and cash equivalents of $280.2 million at the balance sheet date. The Group has not used financial instruments for currency hedging purposes.

Details of charges on Group assets

The Company and certain of its subsidiaries have entered into a guarantee and debenture dated 3 December 2001, under which all of their assets and properties were charged by way of fixed and floating charges in favour of the bank creditors and the holders of the FRNs for the purpose of securing the Hong Kong bank indebtedness and the FRNs.

Gearing ratio

The Borrowings to Equity Ratio of the Group as at 30 June 2002 amounted to 177.5% (at 31 December 2001: 140.8%), being the ratio of "total borrowings less cash and cash equivalents and pledged deposits" divided by "shareholders' equity".

Contingent liabilities

(a) Contingent liabilities at the balance sheet date in respect of guarantees given to banks and other lenders to secure loans and advances to associates amounted to $100.2 million (at 31 December 2001: $1,162.4 million).

(b) The Group has contingent liabilities in respect of performance bonds and guarantees under contracts and other agreements entered into in the normal course of business.

(c) The Group has contingent liabilities in respect of banking facilities granted to certain buyers of properties of the Group and its associates.

(d) At 30 June 2002, one of the Group's associates has conducted a review of certain billing arrangements with the Group, and as of the date of approval of this interim financial report, this associate is still in the process of assessing the validity of certain development costs charged in previous years by the Group for the development of this associate's property in Guangzhou, the PRC.

No provision in respect of the above review is considered necessary in the interim financial report by the Directors as the review of development costs is still ongoing.

(e) At 30 June 2002, one of the Company's subsidiaries has received claims from former subcontractors in relation to the alleged non-payments for construction work done totalling $62.4 million ("the alleged claims") (at 31 December 2001: $55.7 million). The subsidiary is in the process of preparing counterclaims to these former subcontractors for replacement costs and damages in substantially the same amount as the alleged claims.

Based on legal advice, the directors are confident that the alleged claims are unlikely to be enforced against the subsidiary. Accordingly, no provision is considered necessary by the Directors at the balance sheet date.

BUSINESS REVIEW

Construction

The Group had in hand contracts valued at $6.3 billion at the end of August 2002 (excluding the share of joint venture partners). They included a construction contract for residential development at the Tung Chung Station, a construction contract for residential development at Lai Chi Kok, one government joint venture contract for Penny's Bay reclamation stage 1, three West Rail projects, the widening of Tolo Highway, improvement works at Tuen Mun Wong Chu Road, Qingzhou Min Jiang Bridge in Fuzhou, Shanghai Outer Ring Tunnel project and a Chinese government joint venture contract for main construction of the National Grand Theatre in Beijing. The Group has been actively restructuring its construction business so as to form a major source of income. It is now tendering for several private contracts and plans to bid for large-scale construction projects in both China and Hong Kong, such as Shenzhen Convention and Exhibition Centre, Lamma Power Station Extension and Design and Construction of Central Government Complex, Legislative Council Complex, Exhibition Gallary and Civic Place at Tamar, Central, Hong Kong.

Property

The Group has interests in first class commercial and residential developments in Shenzhen, Guangzhou, Haikou and Beijing. The influx of foreign investors to open up the Chinese market in recent years coupled with the successful entry of China into WTO in 2001 help stabilized the Group's rental income generated from the commercial property markets in Shenzhen and Guangzhou although the property sales market remain sluggish.

Employees

At the end of June 2002, there were a total of approximately 398 employees employed by the Group. The employees are remunerated according to the nature of jobs, their and the Group's performance, and market conditions. Some of the employees are entitled to year end bonus and participation in the share option scheme of the Group.

OUTLOOK

Although signs have emerged that the US economy has improved in the past few months, the speed or robustness of the economic recovery of Hong Kong is still uncertain with continuing high unemployment rate, falling property prices and deflationary pressure are expected to continue to undermine local consumer confidence and investment sentiments. The rest of the year will continue to be challenging for the Group. In view of such challenging operating environment, the Group will continue the corporate strategy of restructuring the organization, streamline the operations, dispose of the non-core business and assets, rehabilitate the under-performing business and apply stringent cost control.

INTERIM DIVIDEND

The Directors do not recommend the payment of any interim dividend for the period (2001: $Nil).

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2002, there was no purchase, sale or redemption of the listed securities of the Company by the Company or any of its subsidiaries.

CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 30 June 2002 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Ltd in Appendix 14 to the Listing Rules.

AUDIT COMMITTEE

The audit committee comprises two independent non-executive directors and one non-executive director with written terms of reference in accordance with the requirements of the Listing Rules, and reports to the board of directors. The audit committee has reviewed the Company's interim results for the six months ended 30 June 2002.

DETAILED INTERIM RESULTS ANNOUNCEMENT ON EXCHANGE'S WEBSITE

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the Exchange's website as soon as practicable.

On behalf of the board
SHI LIWEN
Chairman

Hong Kong, 23 September 2002

香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

Interim Report **2002**



CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30 June 2002 – unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
	Note	**2002** **$ Million**	2001 $ Million
Turnover	3	**709.8**	816.8
Cost of sales		**(786.7)**	(901.1)
Gross loss		**(76.9)**	(84.3)
Other revenue	4	**11.6**	13.1
Other net income	5(a)	**12.8**	14.5
Administrative expenses		**(46.0)**	(66.3)
Other operating expenses		**(0.2)**	(3.5)
Loss from operations		**(98.7)**	(126.5)
Finance costs	5(b)	**(63.1)**	(108.4)
Share of profits less losses of associates		**30.1**	(63.7)
Share of profits less losses of jointly controlled entities		**(6.3)**	9.4
Loss from ordinary activities before taxation	5	**(138.0)**	(289.2)
Taxation	6	**(1.4)**	(1.2)
Loss attributable to shareholders		**(139.4)**	(290.4)
Loss per share **Basic**	7	**(22.9) cents**	(57.2) cents

The notes on pages 5 to 17 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2002 – unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ende 30 June 2002 $ Million	20($ Millic
Balance at 1 January		1,075.3	2,094
Change in accounting policy in respect of retirement benefits	1(a) & 16	14.0	
As restated		1,089.3	2,094
Exchange differences on translation of the financial statements of foreign entities	16	(1.0)	
Deficit on revaluation of non-trading securities		–	(0
Net losses not recognised in the profit and loss account		(1.0)	(0
Net loss for the period	16	(139.4)	(290
Realisation of exchange reserve on disposal of a subsidiary	16	(2.7)	(2
Realisation of investment properties revaluation reserve on disposal of a subsidiary		–	19
Realisation of revaluation reserve on disposal of non-trading securities	16	0.4	
		(141.7)	(273
Balance at 30 June		946.6	1,820

The notes on pages 5 to 17 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

At 30 June 2002 – unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2002 $ Million	At 31 December 2001 $ Million
ASSETS			
Non-current assets			
Fixed assets	8		
– Investment properties		431.1	454.3
– Other property, plant and equipment		39.9	41.2
		471.0	495.5
Properties held for development		397.0	397.0
Interest in associates	9	2,101.1	2,069.7
Interest in jointly controlled entities	10	147.1	149.5
Non-current receivables		76.0	61.7
Other non-current financial assets		21.4	22.1
Pledged deposits		13.9	18.9
		3,227.5	3,214.4
Current assets			
Properties held for sale	11	123.0	123.0
Trading securities		0.3	0.3
Trade and other receivables	12	887.6	985.9
Pledged deposits		173.8	197.2
Cash and cash equivalents	13	280.2	433.2
		1,464.9	1,739.6
TOTAL ASSETS		4,692.4	4,954.0
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	15	607.9	607.9
Reserves	16	338.7	467.4
		946.6	1,075.3
Minority interests		83.9	79.1
Non-current liabilities			
Amounts due to associates	9	36.3	37.7
Amounts due to jointly controlled entities	10	–	11.9
Creditors and accrued expenses		180.9	193.1
		217.2	242.7
Current liabilities			
Trade and other payables	14	1,351.8	1,447.4
Bank loans and overdraft	17	1,822.8	1,837.0
Floating rate notes	18	205.5	206.2
Taxation		64.6	66.3
		3,444.7	3,556.9
TOTAL EQUITY AND LIABILITIES		4,692.4	4,954.0

The notes on pages 5 to 17 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2002 – unaudited
(Expressed in Hong Kong dollars)

	Six months ende 30 June	
	2002	20(
	$ Million	*$ Milli(*
Net cash used in operating activities	**(170.1)**	(151
Net cash from investing activities	**23.0**	572
Net cash used in financing activities	**(5.9)**	(339
Net (decrease)/increase in cash and cash equivalents	**(153.0)**	81
Cash and cash equivalents at 1 January	**433.2**	69
Cash and cash equivalents at 30 June	**280.2**	151

The notes on pages 5 to 17 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

1. Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). KPMG's independent review report to the board of directors is included on page 18.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the Group's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2001 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 22 April 2002.

The same accounting policies adopted in the 2001 annual accounts have been applied to the interim financial report, except that the Group has adopted the following new and revised Statements of Standard Accounting Practice ("SSAPs") which became effective for the current accounting period.

(a) SSAP 34 "Employee benefits"

In prior years, retirement benefit costs were charged to the profit and loss account over the expected service lives of the members of the scheme on the basis of level percentages of pensionable pay.

With effect from 1 January 2002, in order to comply with SSAP 34, the Group adopted a new accounting policy for defined benefit retirement plans. Under the new policy, the Group's net obligation in respect of its defined benefit retirement plan is calculated by estimating the amount of benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine the present value of the defined benefit obligation and the current service cost, and the fair value of any plan assets is deducted.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any recognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

As a result of the adoption of this accounting policy, the Group's los for the period has been decreased by $0.5 million and the net assets a at 30 June 2002 have been increased by $14.5 million. The effect o adopting the new accounting policy has been adjusted to the openin balance of accumulated losses for the period. No restatement of th comparative information has been made.

(b) *SSAP 11 (revised) "Foreign currency translation"*

In previous years, the results of foreign entities were translated a exchange rates ruling at the balance sheet date.

SSAP 11 (revised) has eliminated the choice of translating the results c foreign entities at the closing rate for the period. The results of foreig entities are now required to be translated at the average exchange rate during the period. This change in accounting policy has not had an material effect on the results for the current or prior accounting period:

(c) *SSAP 1 (revised) "Presentation of financial statements" and SSAP 15 (revisec "Cash flow statements".*

Certain presentational changes have been made in accordance with SSA 1 (revised) and SSAP 15 (revised).

2. Going concern basis

On 1 December 2000, the Company requested an informal standsti arrangement with its bankers on the payment of all Hong Kong bank loa principal and interest totalling approximately $1.9 billion, pending negotiatio and agreement on a formal debt restructuring plan. The Company has als requested a similar standstill arrangement with the holders of the floating rat notes ("the FRNs") with an outstanding balance of US$37 million issued b Hong Kong Construction (Capital) Limited, a wholly-owned subsidiary of th Company. The FRNs were due for repayment on 13 December 2000. I accordance with the terms of the issue of the FRNs and the bank facilit agreements, the Group was in default of the FRNs and all its bank borrowing:

On 27 August 2002, the Company and its wholly-owned subsidiaries entere into a restructuring agreement ("the Restructuring Agreement") with its ban creditors setting out the general terms and principles that will form the bas: of the formal restructuring of the Group's Hong Kong bank indebtedness. Th holders of the FRNs have also been offered similar terms. The documentatio and closing of the formal restructuring, which will be subject to certai conditions precedent, is expected to occur on or before 31 December 2002 c such later date as the bank creditors may agree with the Company. Th outstanding principal and interest of the Hong Kong bank indebtedness an the FRNs subject to restructuring totalled approximately $2,043.9 million as a 30 June 2002.

The directors are currently taking active steps with a view to achieve closin of the formal debt restructuring as soon as practicable and to implement th proposed property asset disposal strategy included in the Restructurin Agreement. The directors believe that the ongoing support from its banke will continue and the measures to be taken under the debt restructuring pla will enable the Group to continue in operational existence for the foreseeab future.

Accordingly, the directors are satisfied that it is appropriate to prepare the interim financial report on a going concern basis, notwithstanding the Group's financial position as at 30 June 2002. Should the Group be unable to continue in business as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in the interim financial report.

3. Segmental information

An analysis of the Group's revenue and results for the period by the location of customers is as follows:

	Hong Kong *$ Million*	The People's Republic of China *$ Million*	Unallocated *$ Million*	Consolidated *$ Million*
Six months ended 30 June 2002 –				
Revenue from external customers	669.3	40.5	–	709.8
Other revenue	–	4.6	7.0	11.6
Total revenue	669.3	45.1	7.0	721.4
Segment (loss)/profit	(84.0)	11.7		(72.3)
Unallocated operating income and expenses				(26.4)
Loss from operations				(98.7)

	Hong Kong *$ Million*	The People's Republic of China *$ Million*	Unallocated *$ Million*	Consolidated *$ Million*
Six months ended 30 June 2001 –				
Revenue from external customers	770.6	46.2	–	816.8
Other revenue	–	1.6	11.5	13.1
Total revenue	770.6	47.8	11.5	829.9
Segment (loss)/profit	(91.8)	9.1		(82.7)
Unallocated operating income and expenses				(43.8)
Loss from operations				(126.5)

An analysis of the Group's revenue and results for the period by busines segments is as follows:

	Construction $ Million	Property leasing $ Million	Unallocated $ Million	Consolidate $ Millio
Six months ended 30 June 2002 –				
Revenue from external customers	700.8	9.0	–	709.
Other revenue	–	4.6	7.0	11.
Total revenue	700.8	13.6	7.0	721.
Segment (loss)/profit	(85.9)	13.6		(72.
Unallocated operating income and expenses				(26.
Loss from operations				(98.

	Construction $ Million	Property leasing $ Million	Unallocated $ Million	Consolidate $ Millio
Six months ended 30 June 2001 –				
Revenue from external customers	807.7	9.1	–	816.
Other revenue	–	1.6	11.5	13.
Total revenue	807.7	10.7	11.5	829.
Segment (loss)/profit	(93.3)	10.6		(82.
Unallocated operating income and expenses				(43.
Loss from operations				(126.

4. Other revenue

	Six months ended 30 June	
	2002	200
	$ Million	*$ Millio*
Interest income	**3.4**	7.
Property fee income	**4.6**	1.
Other income	**3.6**	4.
	11.6	13.

5. Loss from ordinary activities before taxation

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
(a) *Other net income*		
Net realised and unrealised loss/(gain) on trading securities carried at fair value	**0.1**	(0.1)
Exchange loss/(gain)	**9.1**	(30.5)
Loss on disposal of a subsidiary	**–**	16.6
Profit on disposal of fixed assets	**(15.5)**	–
Gain on liquidation of a subsidiary	**(7.0)**	–
Others	**0.5**	(0.5)
	(12.8)	(14.5)

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
(b) *Finance costs*		
Interest on bank advance and other borrowings repayable within five years	**63.1**	108.4

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
(c) *Other items*		
Depreciation	**1.2**	1.2

6. Taxation

	Six months ended 30 June	
	2002	2001
	$ Million	*$ Million*
PRC taxation	**0.9**	0.1
Share of associates' taxation	**0.5**	1.1
	1.4	1.2

No provision has been made for Hong Kong profits tax as the Company an its subsidiaries in Hong Kong sustained losses for taxation purposes durin the period. PRC taxation is calculated at rates of tax applicable in cities i which the Group is assessed for tax.

7. Loss per share

(a) Basic loss per share

The calculation of basic loss per share is based on loss attributable t shareholders of $139.4 million (2001: $290.4 million) and on 607.9 millio (2001: 507.9 million) ordinary shares in issue during the period.

(b) Diluted loss per share

There were no dilutive potential ordinary shares in existence durin the six months ended 30 June 2002 and 2001.

8. Fixed assets

Investment properties were not revalued at 30 June 2002 as the Director considered that the value of investment properties did not differ significantl between 31 December 2001 and 30 June 2002.

9. Interest in associates

	At 30 June 2002	At 3 Decembe 200
	$ Million	*$ Millio*
Share of net deficits	**(485.0)**	(513.
Amounts due from associates, less provision	**2,586.1**	2,582.
	2,101.1	2,069.
Amounts due to associates	**(36.3)**	(37.
	2,064.8	2,032.

The balances with associates are unsecured and not expected to be settle within one year.

The amounts due from associates include $54.7 million (at 31 December 2001 $50.0 million) which is interest-bearing at various rates up to 10.0% per annum

10. **Interest in jointly controlled entities**

	At 30 June 2002 *$ Million*	At 31 December 2001 *$ Million*
Share of net deficits	**(200.5)**	(193.3)
Amounts due from jointly controlled entities	**347.6**	342.8
	147.1	149.5
Amounts due to jointly controlled entities	**–**	(11.9)
	147.1	137.6

The balances with jointly controlled entities are unsecured and not expected to be settled within one year.

The amounts due from jointly controlled entities include $181.4 million (at 31 December 2001: $193.3 million) which is interest-bearing at 10.0% per annum.

11. **Properties held for sale**

Included in properties held for sale are amounts of $123.0 million (at 31 December 2001: $123.0 million), stated net of a general provision, made in order to state these properties at the lower of their cost and estimated net realisable value.

12. **Trade and other receivables**

	At 30 June 2002 *$ Million*	At 31 December 2001 *$ Million*
Gross amount due from customers for contract work	**264.0**	268.2
Amounts due from associates	**95.0**	95.0
Debtors, deposits and prepayments	**528.6**	622.7
	887.6	985.9

(a) Included in the gross amount due from customers for construction contracts of the Group is $140.1 million (at 31 December 2001: $160.0 million) relating to contract work of which one of the company's subsidiaries is a sub-contractor. The subsidiary has submitted claims to the employer, which is one of the Group's jointly controlled entities, in respect of the work in progress. The claims are currently disputed by the employer principally on the basis that certain contra charges have yet to be agreed. Advances received from the employer amounted to $181.0 million as at 30 June 2002 (at 31 December 2001: $181.0 million). No counterclaim from the employer has been received by the subsidiary up to the date of approval of this interim financial report. The construction contracts were substantially completed during the year ended 31 December 2001 and the matter will be placed under arbitration.

Based on legal advice, the directors are confident that the subsidiar will succeed in its claims and accordingly, the gross amount due fro customers for contract work of $140.1 million (at 31 December 200: $160.0 million) will be recovered in full and no provision is considere necessary in this respect.

(b) Included in trade and other receivables are trade debtors (net of specifi provisions for bad and doubtful debts) with the following agein analysis:

	At 30 June 2002 *$ Million*	At 3 Decembe 200 *$ Millio*
0 to less than 2 months	**106.4**	186.
2 to less than 6 months	**16.1**	23.
6 to less than 12 months	**33.6**	14.
12 months and more	**95.9**	106.
	252.0	331.
Retention monies receivable due within one year	**110.9**	103.
	362.9	434.

The Group's credit terms for contracting business are negotiated wit and entered into under normal commercial terms with its trad customers. Interim applications for progress payments in constructio contracts are normally on a monthly basis and settled within one mont with retention monies withheld but released on the issuance of relevar certificates.

13. Cash and cash equivalents

	At 30 June 2002 *$ Million*	At 3 Decembe 200 *$ Millio*
Deposits with banks and other financial institutions	**159.4**	23.
Cash at bank and in hand	**120.8**	409.
	280.2	433.

14. Trade and other payables

	At 30 June 2002 $ Million	At 31 December 2001 $ Million
Advances received from a jointly controlled entity	**181.0**	181.0
Creditors and accrued expenses	**949.0**	982.2
Gross amount due to customers for contract work	**101.8**	164.2
Other loans *(note 17)*	**120.0**	120.0
	1,351.8	1,447.4

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

	At 30 June 2002 $ Million	At 31 December 2001 $ Million
0 to less than 2 months	**130.6**	130.1
2 to less than 6 months	**37.7**	16.7
6 to less than 12 months	**13.1**	30.7
12 months and more	**34.7**	25.5
	216.1	203.0
Retention monies payable due within one year	**119.0**	83.2
	335.1	286.2

15. Share capital

	No. of share	$ Million
Issued and fully paid:		
At 1 January and 30 June 2002	607,853,996	607.9

Pursuant to the share option scheme, the directors may, at their discretion, invite employees of the Group, including Directors of any members of the Group, to take up options at a consideration of $1 for the grant to subscribe for shares at a price of not less than 80 percent of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant or the nominal value of a share, whichever is higher.

At 30 June 2002, the outstanding options were:

Date option granted	Period during which options exercisable	Exercise price	Number o option outstanding a the period en
20 May 1998	20 November 1998 to 19 May 2005	$3.48	14,920,00
18 June 1998	18 December 1998 to 18 June 2005	$2.29	2,950,00
28 September 1998	28 March 1999 to 28 September 2005	$1.48	3,000,00

16. Reserves

	Share premium	Capital redemption reserve	Capital reserve	Exchange reserve	Revaluation reserves: Investment properties	Revaluation reserves: Investment in non-trading securities	Accumulated losses	To
	$ Million	*$ Million*	*$ Million*	*$ Million*	*$ Million*	*$ Million*	*$ Million*	*$ Milli*
At 1 January 2002								
- As previously reported	1,369.6	14.6	175.7	(15.3)	6.3	(0.4)	(1,083.1)	46
- Prior year adjustment in respect of retirement benefits	-	-	-	-	-	-	14.0	1
- As restated	1,369.6	14.6	175.7	(15.3)	6.3	(0.4)	(1,069.1)	48
Realisation on disposal of a subsidiary	-	-	-	(2.7)	-	-	-	(
Realisation on disposal of non-trading securities	-	-	-	-	-	0.4	-	(
Exchange differences on translation of financial statements of foreign entities	-	-	-	(1.0)	-	-	-	(
Loss for the period	-	-	-	-	-	-	(139.4)	(13
At 30 June 2002	1,369.6	14.6	175.7	(19.0)	6.3	-	(1,208.5)	33

17. Interest-bearing borrowings

At 30 June 2002, the interest-bearing borrowings were secured as follows:

	At 30 June 2002 $ Million	At 31 December 2001 $ Million
Bank overdraft		
– secured	**40.5**	31.3
– unsecured	**0.4**	–
Bank loans		
– secured	**1,725.2**	1,749.0
– unsecured	**56.7**	56.7
	1,822.8	1,837.0
Other loans *(note 14)*		
– unsecured	**120.0**	120.0
Floating rate notes *(note 18)*		
– secured	**205.5**	206.2

Included in the balance of other loans is a loan from a related party, China Everbright Holdings Co Ltd, amounting to $120.0 million (at 31 December 2001: $120.0 million). The loan is unsecured, interest-bearing at 7.0% per annum and repayable on demand.

18. Floating rate notes

On 11 December 1997, a wholly-owned subsidiary issued floating rate notes ("the FRNs") which are denominated in United States dollars and guaranteed by the Company, with principal amount of US$65 million. The notes bear interest at the rate of 0.875% per annum above the London Interbank Offered Rate for six month US dollars deposits payable semi-annually. The original redemption date of the FRNs is 13 December 2000.

19. Contingent liabilities

(a) Contingent liabilities at the balance sheet date in respect of guarantees given to banks and other lenders to secure loans and advances to associates amounted to $100.2 million (at 31 December 2001: $1,162.4 million).

(b) The Group has contingent liabilities in respect of performance bonds and guarantees under contracts and other agreements entered into in the normal course of business.

(c) The Group has contingent liabilities in respect of banking facilities granted to certain buyers of properties of the Group and its associates.

(d) At 30 June 2002, one of the Group's associates has conducted a reviev of certain billing arrangements with the Group, and as of the date o approval of this interim financial report, this associate is still in th process of assessing the validity of certain development costs charge in previous years by the Group for the development of this associate' property in Guangzhou, the PRC.

No provision in respect of the above review is considered necessary i the interim financial report by the Directors as the review of developmen costs is still ongoing.

(e) At 30 June 2002, one of the Company's subsidiaries has received claim from former subcontractors in relation to the alleged non-payments fo construction work done totalling $62.4 million ("the alleged claims" (at 31 December 2001: $55.7 million). The subsidiary is in the process o preparing counterclaims to these former subcontractors for replacemen costs and damages in substantially the same amount as the allege claims.

Based on legal advice, the directors are confident that the alleged claim are unlikely to be enforced against the subsidiary. Accordingly, n provision is considered necessary by the Directors at the balance shee date.

20. Material related party transactions

(a) During the period, the Group had several construction contracts with group ("the related group"), which can exercise significant influenc over the Group in making financial and operating decisions, for th provision of consulting and engineering services on a combination c cost plus basis and fixed price basis. Progress payments received an receivable from these related companies amounted to $3.0 million durin the period ended 30 June 2002 (6 months ended 30 June 2001: $9. million).

The amount due from the related group at the period end amounted t $111.3 million (at 31 December 2001: $126.5 million).

(b) During the period, another related group provided construction service to the Group and charged progress payment amounting to $89.3 millio (6 months ended 30 June 2001: $Nil). The net amount due to this relate group at the period end amounted to $24.5 million (at 31 Decembe 2001: $9.4 million).

(c) During the period, the Group had the following transactions with on of its associates:

(i) Charged interest on shareholders' loans amounting to $1.3 millio (6 months ended 30 June 2001: $1.9 million). Interest is charge at various rates up to 5% p.a. during the period (6 months ende 30 June 2001: 9% p.a.).

(ii) The net amount due from these associates at the period en amounted to $435.8 million (at 31 December 2001: $429.5 million

(d) During the period, certain employees of the Group were seconded to certain jointly controlled entities and the Group charged staff costs amounting to $3.2 million (6 months ended 30 June 2001: $11.1 million). The net amount due from these jointly controlled entities in this connection at the period end amounted to $119.6 million (at 31 December 2001: $110.1 million).

(e) The Group provided construction services to certain of its joint ventures and charged progress payment amounting to $19.0 million during the period (6 months ended 30 June 2001: $Nil). The net amount due to these joint ventures at the period end amounted to $26.0 million (at 31 December 2001: $34.0 million).

(f) Included in other loans under trade and other payables is an amount advanced from a related party, amounting to $120.0 million (at 31 December 2001: $120.0 million) at the period end (see note 17). Interest paid and payable to this related party amounted to $4.5 million for the period (6 months ended 30 June 2001: $4.2 million).

21. Approval of interim financial report

The interim financial report was approved and authorised for issue by the board of directors on 23 September 2002.

KPMG

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

Introduction

We have been instructed by the Company to review the interim financial report se out on pages 1 to 17.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kon Limited require the preparation of an interim financial report to be in complianc with the relevant provisions thereof and Statement of Standard Accounting Practic 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants The interim financial report is the responsibility of, and has been approved by, th directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 70("Engagements to review interim financial reports" issued by the Hong Kong Societ of Accountants.

A review consists principally of making enquiries of Group management and applyin analytical procedures to the interim financial report and based thereon, assessin whether the accounting policies and presentation have been consistently applie unless otherwise disclosed. A review excludes audit procedures such as tests o controls and verification of assets, liabilities and transactions. It is substantially les in scope than an audit and therefore provides a lower level of assurance than a audit. Accordingly we do not express an audit opinion on the interim financial report

Fundamental uncertainty

In arriving at our review conclusion, we have considered the adequacy of th disclosures made in the interim financial report concerning the continued support o the Group's bankers and the ability of the Group to obtain sufficient external funding The interim financial report has been prepared on a going concern basis, the validit of which depends upon the ongoing support of the Group's bankers and the successfu outcome of the Group's restructuring plan. The interim financial report does no include any adjustments that would result from a failure to obtain such support or t implement the restructuring plan. Details of the circumstances relating to thi fundamental uncertainty are described in note 2 to the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware o any material modifications that should be made to the interim financial report fo the six months ended 30 June 2002.

KPMG
Certified Public Accountants

Hong Kong, 23 September 2002

FINANCIAL REVIEW AND ANALYSIS

Results

The Directors report that the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2002 was $139.4 million, compared to loss attributable to shareholders of $290.4 million for the corresponding period of the previous year. It is due mainly to a loss arising from ongoing construction projects of $85.9 million. The finance costs for the current period decreased to $63.1 million from $108.4 million for the corresponding period of last year, benefiting from the fall of market interest rate. The share of profit of associates was $30.1 million compared with the share of losses of associates of $63.7 million for the last corresponding period. It is mainly because of the steady performance of the rental market in the PRC and no provision for loss on buy-back guarantee for property sold by associates is required in the current period. Loss per share decreased to 22.9 cents from 57.2 cents for the corresponding period of the previous year. The Directors did not recommend the payment of any interim dividends.

Debt Restructuring

At the end of 2000, the Group faced liquidity problems and failed to repay its loans when they were due. This included an aggregate indebtedness of $1.9 billion to its bank creditors in Hong Kong and floating rate notes ("FRNs") of US$37 million due for repayment on 13 December 2000. The Group immediately appointed KPMG Financial Advisory Services as financial adviser for its debt restructuring scheme.

The Company has entered into a restructuring agreement on 27 August 2002 ("Restructuring Agreement") with the banks. The Restructuring Agreement sets out those terms and principles and provides that formal documentation ("Formal Documentation") to implement the same will be entered into between the Company and the banks in due course. The Formal Documentation is to be entered into on or before 31 December 2002 or such later date as may be agreed by a simple majority of the bank creditors' steering committee. Whilst one minor change to the termination provisions for the standstill arrangement set out in the standstill letter entered into by the Company and certain of its subsidiaries with its bank creditors on 11 June 2001 ("Standstill Letter") has been made by the Restructuring Agreement all other terms and provisions of the Standstill Letter remain in place.

Similar terms, as those agreed with the Banks, have been offered to the holders of the guaranteed FRNs due 2000 issued by a subsidiary of the Company and guaranteed by the Company.

Liquidity and financial resources

The Group's borrowings at the balance sheet date comprised Hong Kong and PRC bank loans of $1.82 billion and the FRNs of US$26.3 million (after debt auction in 2001). As the Group and the Company were in default of all these borrowings at the balance sheet date, these amounts became due immediately and were classified as current liabilities.

All these borrowings are interest bearing with interest rates fixed at market rates plus margin at various intervals of time from one month to one year after the previous fixing. The majority of the borrowings are denominated in Hong Kong dollars. As of the balance sheet date the foreign currency borrowings included US$ borrowings of

12.1%, RMB borrowings of 7.8% and Japanese Yen borrowings of 5.1% approximatel of the total borrowings. The Group had pledged deposits of $187.7 million and cas and cash equivalents of $280.2 million at the balance sheet date. The Group has nc used financial instruments for currency hedging purposes.

Details of charges on Group assets

The Company and certain of its subsidiaries have entered into a guarantee an debenture dated 3 December 2001, under which all of their assets and propertie were charged by way of fixed and floating charges in favour of the bank creditor and the holders of the FRNs for the purpose of securing the Hong Kong ban indebtedness and the FRNs.

Gearing ratio

The Borrowings to Equity Ratio of the Group as at 30 June 2002 amounted t 177.5% (at 31 December 2001: 140.8%), being the ratio of "total borrowings less cas and cash equivalents and pledged deposits" divided by "shareholders' equity".

BUSINESS REVIEW

Construction

The Group had in hand contracts valued at $6.3 billion at the end of August 200 (excluding the share of joint venture partners). They included a construction contrac for residential development at the Tung Chung Station, a construction contract fo residential development at Lai Chi Kok, one government joint venture contract fo Penny's Bay reclamation stage 1, three West Rail projects, the widening of Tol Highway, improvement works at Tuen Mun Wong Chu Road, Qingzhou Min Jian Bridge in Fuzhou, Shanghai Outer Ring Tunnel project and a Chinese governmen joint venture contract for main construction of the National Grand Theatre in Beijing The Group has been actively restructuring its construction business so as to form major source of income. It is now tendering for several private contracts and plans t bid for large-scale construction projects in both China and Hong Kong, such a Shenzhen Convention and Exhibition Centre, Lamma Power Station Extension an Design and Construction of Central Government Complex, Legislative Counci Complex, Exhibition Gallary and Civic Place at Tamar, Central, Hong Kong.

Property

The Group has interests in first class commercial and residential developments i Shenzhen, Guangzhou, Haikou and Beijing. The influx of foreign investors to ope up the Chinese market in recent years coupled with the successful entry of Chin into WTO in 2001 help stabilized the Group's rental income generated from th commercial property markets in Shenzhen and Guangzhou although the propert sales market remain sluggish.

Employees

At the end of June 2002, there were a total of approximately 398 employees employe by the Group. The employees are remunerated according to the nature of jobs, thei and the Group's performance, and market conditions. Some of the employees ar entitled to year end bonus and participation in the share option scheme of the Group

OUTLOOK

Although signs have emerged that the US economy has improved in the past few months, the speed or robustness of the economic recovery of Hong Kong is still uncertain with continuing high unemployment rate, falling property prices and deflationary pressure are expected to continue to undermine local consumer confidence and investment sentiments. The rest of the year will continue to be challenging for the Group. In view of such challenging operating environment, the Group will continue the corporate strategy of restructuring the organization, streamline the operations, dispose of the non-core business and assets, rehabilitate the under-performing business and apply stringent cost control.

INTERIM DIVIDEND

The Directors do not recommend the payment of any interim dividend for the period (2001: $Nil).

PRACTICE NOTE 19 TO THE LISTING RULES

The Company itself and through its subsidiaries have entered into contractual joint venture agreements with several joint venture members and have undertaken substantial investments for development of certain properties and infrastructure projects, and construction works. Pursuant to these agreements, investments were made to joint venture companies in the form of capital and advances in proportion to the respective joint venture members' capital contribution ratios or in accordance with the terms of the joint venture agreements. These investments were classified under the headings "Interest in jointly controlled entities" and "Interest in associates" in the consolidated balance sheet of the Company and its subsidiaries. Details of such investments as at 30 June 2002 are disclosed below:–

Affiliated companies	% interest attributable to the Group	Amounts due from affiliated companies	Guarantee given for facilities utilised by affiliated companies	Annual interest rate on advances
		$ Million	*$ Million*	
Karbony Investment Ltd	40%	845.4	100.2	Interest free
Hong Kong Construction SMC Development Ltd	40%	110.7	–	Partial interest free/Partial bearing interest at 10% per annum
Hainan Yangpu Land Development Co. Ltd	30%	4.3	–	Interest free
Hainan Yangpu Merchant Co. Ltd	25%	26.6	–	Interest free
Hong Kong Construction Kam Lung Ltd	50%	466.8	–	Interest free

Affiliated companies	% interest attributable to the Group	Amounts due from affiliated companies	Guarantee given for facilities utilised by affiliated companies	Annual interest rate on advances
		$ Million	*$ Million*	
Right Choice International Ltd	27.5%	238.5	–	Interest free
Dorboy Investment Ltd	50%	399.4	–	Interest free
Quick Wealth Investments Ltd	50%	435.8	–	Partial interest free/Partial bearing interest at HK$ prime rate
Greenway Venture Ltd	20%	54.0	–	Interest free
First Choice International Development Ltd	25%	120.6	–	Interest free
Forsum Ltd	36.25%	1.7	–	Interest free
Hainan Zhong-gu Property Co. Ltd	50%	181.4	–	Interest bearing at 10% per annum
Hong Kong Construction-AMEC Joint Venture	55%	86.3	–	Interest free
Hong Kong Construction-Maeda-CRABC Joint Venture	34%	37.7	–	Interest free
HK ACE Joint Venture	30%	33.3	–	Interest free
AMEC-Hong Kong Construction CC-202 Joint Venture	35%	8.5	–	Interest free
BCJ Joint Venture	20%	0.2	–	Interest free
Hong Kong Construction Maeda-Yokogawa-Hitachi Joint Venture	25%	0.3	–	Interest free
		3,051.5	100.2	

Notes:

– The advances are unsecured, without fixed repayment terms and are repayable in cash out of the net cash surplus from operation of the affiliated companies.

– The advances made were funded by internal resources and by bank borrowings for general working capital purposes.

– There is no committed capital injection and committed amount to be advanced to the affiliated companies by the Group.

– Save for those mentioned above, no guarantee has been given by the Group for facilities granted to the above mentioned affiliated companies.

As at 30 June 2002, total committed capital injections, advances made, committed advances to be made to affiliated companies and guarantees given by the Group for facilities utilised by affiliated companies, in aggregate, amounted to approximately $3,151.7 million which represented approximately 332.9% of the net asset value of the Group as at 30 June 2002.

As the circumstances giving rise to this disclosure will probably continue to exist, the Board will ensure that the required details will be disclosed in the subsequent interim reports and annual reports providing adequate and sufficient information to allow investors to make an informed assessment of the financial position of the Group.

A proforma combined balance sheet of the affiliated companies as at 30 June 2002 is presented below:

	Combined total	
	$ Million	*$ Million*
Fixed assets		
Investment properties		3,295.4
Hotel properties		735.9
Others		40.3
		4,071.6
Land and properties under development		2,196.3
Interest in jointly controlled entities		1,287.2
Other non-current assets		1,416.9
Current assets		
– Properties held for sale	981.4	
– Other current assets	1,075.7	
		2,057.1
Total assets		11,029.1
Share capital	1,221.4	
Reserves	(1,397.5)	(176.1)
Non-current liabilities		
– Advances from shareholders	6,170.7	
– Bank and other loans	1,373.9	
– Other non-current liabilities	23.9	7,568.5
Current liabilities		
– Amounts due to shareholders/joint venturers	1,089.8	
– Current portion of bank loans	257.0	
– Other current liabilities	2,289.9	3,636.7
Equity and liabilities		11,029.1

Attributable interest of the affiliated companies to the Group as at 30 June 2002 amounted to a deficit of $662.9 million.

SHARE OPTION SCHEME

The Company has a share option scheme which was adopted on 22 January 1998 ("Adoption Date") whereby the directors of the Company at any time within 10 years after the Adoption Date are authorised, at their discretion, to invite employees of the Group, including Directors of any Company in the Group, to take up options to subscribe for shares of the Company. The exercise price of options was determined by the board and was the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Ltd for the five business days immediately preceding the date of the grant. The options vest after 6 months and are exercisable for various periods of not exceeding $9^1/_2$ years commencing 6 months after the date on which the grant of the option is accepted, or up to 21 January 2008, whichever is earlier.

The maximum number of shares in respect of which options may be granted under the share option scheme may not exceed 10% of the issued share capital of the Company from time to time excluding any shares issued pursuant to the scheme.

At 30 June 2002, the directors and employees of the Company had the following interests in options to subscribe for shares of the Company (market value per share at 30 June 2002 is $0.69) granted at nominal consideration under the share option scheme of the Company. Each option gives the holder the right to subscribe for one share.

	Date of grant	Exercise price per share $	Number of options outstanding at 1 January 2002	Number of options cancelled during the period	Number of options outstanding at 30 June 2002
Directors					
CHEN Libo	20/5/1998	3.48	4,000,000	–	4,000,000
	18/6/1998	2.29	2,000,000	–	2,000,000
	28/9/1998	1.48	3,000,000	–	3,000,000
Employees	20/5/1998	3.48	7,920,000	(600,000)	7,320,000
	18/6/1998	2.29	950,000	–	950,000
	28/9/1998	1.48	1,000,000	(1,000,000)	–
Other participants	20/5/1998	3.48	8,600,000	(5,000,000)	3,600,000
	18/6/1998	2.29	2,000,000	(2,000,000)	–
	28/9/1998	1.48	2,000,000	(2,000,000)	–

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

At 30 June 2002, the Directors and chief executive had the following interests in the share capital and options of the Company (within the meaning of the Securities (Disclosure of Interests) Ordinance):

(i) **Shares**

Name of director	**Number of ordinary shares Personal interests**
CHEN Libo	3,800,000

(ii) Options to subscribe for shares of $1.00 each in the Company granted under the share option scheme of the Company

Name of director	**Date of grant**	**Exercise price per share** $	**Consideration paid for the options granted** $	**Number of options exercised during the six months ended 30 June 2002**	**Number of options outstanding at 30 June 2002**
CHEN Libo	20/5/1998	3.48	1	–	4,000,000
	18/6/1998	2.29	1	–	2,000,000
	28/9/1998	1.48	1	–	3,000,000

The options are held by the Directors under personal interests and exercisable for six and a half years after the expiry of six months from the respective dates of acceptance of the grant of the offers by the Directors.

During the period, no Directors exercised any share options to subscribe for shares in the Company.

Save as disclosed above, no right to subscribe for equity or debt securities of the Company has been granted to any director or chief executive of the Company or to any of their spouses or children under 18 years old, nor have any such rights been exercised by them during the period.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 30 June 2002, the Company has been notified of the following interests in the Company's issued shares, other than interests of the Directors, amounting to 10% or more of the ordinary shares in issue:

	Number of ordinary shares held	Percentage of total issued shares
China Everbright International Ltd *(Note)*	62,007,000	10.20%
China Everbright Holdings Co Ltd *(Note)*	62,007,000	10.20%
Shanghai Construction (Group) General Co	149,000,000	24.51%

Note: Out of the 62,007,000 ordinary shares, 60,000,000 ordinary shares are beneficially owned by Maddington Ltd and 2,007,000 ordinary shares are held by China Everbright Securities Investments Ltd, both of which are wholly-owned subsidiaries of China Everbright International Ltd. China Everbright International Ltd is a company listed on The Stock Exchange of Hong Kong Ltd and is indirectly owned as to approximately 69.01% by China Everbright Holdings Co Ltd through its direct and indirect wholly-owned subsidiaries, namely, Guildford Ltd, Datten Investments Ltd and Everbright Investment & Management Ltd.

Both parties are considered to have deemed interests in the same shares.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2002, there was no purchase, sale or redemption of the listed securities of the Company by the Company or any of its subsidiaries.

CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 30 June 2002 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Ltd in Appendix 14 to the Listing Rules.

AUDIT COMMITTEE

The audit committee comprises two independent non-executive directors and one non-executive director with written terms of reference in accordance with the requirements of the Listing Rules, and reports to the board of directors. The audit committee has reviewed the Company's interim results for the six months ended 30 June 2002.

On behalf of the board
SHI LIWEN
Chairman

Hong Kong, 23 September 2002

主要股東權益

於二零零二年六月三十日，本公司獲告知下列本公司已發行股份的權益（除董事權益外），其佔本公司已發行普通股10%或以上：

	所持普通股數目	已發行股份總數百分比
中國光大國際有限公司*（附註）*	62,007,000	10.20%
中國光大集團有限公司*（附註）*	62,007,000	10.20%
上海建工（集團）總公司	149,000,000	24.51%

附註： 該62,007,000股普通股分別由Maddington Ltd受益擁有其中60,000,000股及由中國光大證券投資有限公司受益擁有2,007,000股；這兩家公司均為中國光大國際有限公司之全資擁有附屬公司。中國光大國際有限公司是一家在香港聯合交易所有限公司上市的公司，並由中國光大集團有限公司透過其直接及間接全資擁有的附屬公司Guildford Ltd、Datten Investments Ltd及光大投資管理有限公司間接擁有其約69.01%權益。

各方在相同股份中被視為擁有權益。

購回、出售或贖回上市證券

於截至二零零二年六月三十日止六個月內，本公司或各附屬公司並無購回、出售或贖回本公司任何上市證券。

最佳應用守則

本公司於截至二零零二年六月三十日止六個月期間內均有遵行香港聯合交易所有限公司《證券上市規則》附錄14所列的最佳應用守則。

審核委員會

審核委員會包括兩名獨立非執行董事及一名非執行董事，本公司已根據上市規則的規定以書面列出其職權範圍並須向董事會呈報。審核委員會已審閱了本公司截至二零零二年六月三十日止六個月之中期業績。

承董事會命
主席
石禮文

香港，二零零二年九月二十三日

董事及行政總裁的權益

於二零零二年六月三十日，董事及行政總裁持有本公司的股份及認股權(屬於《證券(披露權益)條例》定義內)之權益如下：

(i) 股份

董事姓名	普通股數目 個人權益
陳立波	3,800,000

(ii) 根據本公司的優先認股計劃所賦予認購本公司每股面值1.00元之股份的認股權

董事姓名	賦予日期	每股 行使價 元	支付賦予的 認股權代價 元	截至 二零零二年 六月三十日 止六個月內 已行使之 認股權數目	於二零零二年 六月三十日 尚未行使之 認股權數目
陳立波	20/5/1998	3.48	1	–	4,000,000
	18/6/1998	2.29	1	–	2,000,000
	28/9/1998	1.48	1	–	3,000,000

認股權是董事以個人權益持有，並可在董事接受所賦予認股權的各有關日期六個月後的六年半內行使。

在本期間內，並無任何董事行使任何認股權，以認購本公司股份。

除上列所載外，本公司於期內並無授予任何董事或行政總裁或其配偶或18歲以下子女認購本公司股份或債券的權利，亦無彼等行使該項權利。

優先認股計劃

本公司於一九九八年一月二十二日（「採納日」）採納一項優先認股計劃；據此，本公司董事可於採納日十年內獲授權酌情邀請本集團的僱員（包括任何本集團公司的董事）接受認股權，以認購本公司股份。認股權的行使價由董事釐定，並以股份的票面值和股份於截至認股權授予日期前五個營業日在香港聯合交易所有限公司錄得的平均市價的80%兩者中的較高數額為準。認股權在授予六個月後開始生效，並可於授予認股權接受日期後六個月起計不多於九年六個月的期間內或至二零零八年一月二十一日行使，以較早者為準。

優先認股計劃下可認購的股份總數，不得超過本公司已發行股本的10%；但不包括按照計劃的條款發行的股票。

於二零零二年六月三十日，本公司董事及僱員根據本公司的優先認股計劃，以象徵式的價款獲授予可認購本公司股份（於二零零二年六月三十日的每股市價為0.69元）的認股權，因而擁有下列權益。持有人有權憑每項認股權認購1股股份。

	賦予日期	每股行使價 元	於二零零二年一月一日尚未行使之認股權數目	於本期內取消之認股權數目	於二零零二年六月三十日尚未行使之認股權數目
董事					
陳立波	20/5/1998	3.48	4,000,000	–	4,000,000
	18/6/1998	2.29	2,000,000	–	2,000,000
	28/9/1998	1.48	3,000,000	–	3,000,000
僱員	20/5/1998	3.48	7,920,000	(600,000)	7,320,000
	18/6/1998	2.29	950,000	–	950,000
	28/9/1998	1.48	1,000,000	(1,000,000)	–
其他參與者	20/5/1998	3.48	8,600,000	(5,000,000)	3,600,000
	18/6/1998	2.29	2,000,000	(2,000,000)	–
	28/9/1998	1.48	2,000,000	(2,000,000)	–

截至二零零二年六月三十日，承諾注資總額、已付墊款、已承諾將支付予聯屬公司之墊款及由本集團為聯屬公司融資所作出的擔保合共約達3,151,700,000元，佔本集團截至二零零二年六月三十日之資產淨值約332.9%。

由於導致上述披露的情況將會繼續存在，董事會將確保所需資料將在其後的中期報告及年報繼續披露，以提供充足的資料供投資者對本集團的財務狀況作出知情的評審。

截至二零零二年六月三十日，聯屬公司之備考合併資產負債表如下：

	合併總數	
	百萬元	*百萬元*
固定資產		
投資物業		3,295.4
酒店物業		735.9
其他		40.3
		4,071.6
發展中土地及物業		2,196.3
合營公司權益		1,287.2
其他非流動資產		1,416.9
流動資產		
－作銷售用途的物業	981.4	
－其他流動資產	1,075.7	
		2,057.1
總資產		11,029.1
股本	1,221.4	
儲備	(1,397.5)	(176.1)
非流動負債		
－股東墊款	6,170.7	
－銀行及其他貸款	1,373.9	
－其他非流動負債	23.9	7,568.5
流動負債		
－應付股東／合營者款項	1,089.8	
－銀行貸款之流動部分	257.0	
－其他流動負債	2,289.9	3,636.7
權益及負債		11,029.1

於二零零二年六月三十日，本集團佔聯屬公司的虧損共662,900,000元。

聯屬公司	本集團應佔權益百分率	應收聯屬公司款項	為聯屬公司融資所作出的擔保款項	墊款年息率
		百萬元	*百萬元*	
Right Choice International Ltd	27.5%	238.5	–	免息
禧發投資有限公司	50%	399.4	–	免息
快富投資有限公司	50%	435.8	–	部分免息／部分按港元優惠利率
Greenway Venture Ltd	20%	54.0	–	免息
富財國際發展有限公司	25%	120.6	–	免息
科森有限公司	36.25%	1.7	–	免息
海南中谷物業有限公司	50%	181.4	–	年息10厘
Hong Kong Construction-AMEC Joint Venture	55%	86.3	–	免息
Hong Kong Construction-Maeda-CRABC Joint Venture	34%	37.7	–	免息
HK ACE Joint Venture	30%	33.3	–	免息
AMEC-Hong Kong Construction CC-202 Joint Venture	35%	8.5	–	免息
BCJ Joint Venture	20%	0.2	–	免息
Hong Kong Construction Maeda-Yokogawa-Hitachi Joint Venture	25%	0.3	–	免息
		3,051.5	100.2	

附註：

– 墊款均無抵押及無固定還款期，還款方式是從聯屬公司業務之現金盈餘淨額中以現金償還。

– 已付墊款乃以用作一般營運資金之內部資源及銀行借貸撥付。

– 本集團沒有對聯屬公司作出注入資本承諾及承諾提供貸款。

– 除上文所述者外，本集團並無就授予上述聯屬公司之融資作出任何擔保。

展望

儘管美國經濟於過去數月呈現起色，惟香港經濟之復甦步伐或上揚情況仍未明朗，失業率持續高企、樓價下跌及備受通縮壓力，預期將會繼續削弱本地消費信心及投資意慾。年內餘下時間對本集團仍充滿挑戰。有見營商環境嚴峻，本集團將會繼續奉行公司策略，重組架構、精簡業務、出售非核心業務及資產、重振表現不佳之業務，並嚴格控制成本。

中期股息

董事會不建議就本期間派發任何中期股息（二零零一年：無）。

上市規則第十九項應用指引

本公司本身及透過其附屬公司與數位合營業務夥伴簽訂合約合營協議，並承諾相當數額之投資以發展若干物業、基建項目及建築工作。根據該等協議，各合營業務夥伴須按各自之出資比例或按合營協議之條款，以資本及墊款方式注資合營業務公司。有關投資在本公司及其附屬公司之綜合資產負債表中列入「合營公司權益」及「聯營公司權益」兩項內。有關投資截至二零零二年六月三十日之詳情現披露如下：－

聯屬公司	本集團應佔權益百分率	應收聯屬公司款項	為聯屬公司融資所作出的擔保款項	墊款年息率
		百萬元	*百萬元*	
Karbony Investment Ltd	40%	845.4	100.2	免息
香港建設蜆殼發展有限公司	40%	110.7	－	部分免息／部分年息10厘
海南洋浦土地開發有限公司	30%	4.3	－	免息
海南洋浦招商有限公司	25%	26.6	－	免息
Hong Kong Construction Kam Lung Ltd	50%	466.8	－	免息

12.1%、人民幣借款佔7.8%及日圓借貸約佔5.1%。於結算日，本集團已抵押存款187,700,000元及現金和現金等價物280,200,000元。本集團並無利用金融工具作貨幣對沖用途。

集團資產抵押詳情

本公司及若干附屬公司於二零零一年十二月三日訂立一項擔保及債券；據此，本公司及若干附屬公司將其名下全部資產及物業以固定及浮動抵押形式予其債權銀行及浮息票據持有人，作為其於香港剩餘的銀行債務及浮息票據之抵押。

資本負債比率

本集團於二零零二年六月三十日之借貸對權益比率為177.5%（於二零零一年十二月三十一日：140.8%），該比率之計算方法為將「借貸總額減現金和現金等價物及抵押存款」除以「股東權益」。

業務回顧

建築

集團於二零零二年八月底手頭合約總值達63億元（不包括聯營夥伴的部份）。該等合約包括東涌站住宅項目發展的建築合約、荔枝角住宅項目發展的建築合約、一項竹篙灣第一期填海工程的政府合營合約、三項西鐵工程、吐露港公路擴闊工程、屯門黃珠路道路改善工程政府合約、位於福州的青洲閩江大橋的建設、上海外環隧道工程以及中國政府批出的總承包北京國家大劇院的合營合約。集團現正積極重振建築業務，以作為主要的盈利來源，刻下正投出數個私人合約；並準備參與競投中港兩地的大型建築項目，包括深圳會議展覽中心、南丫島發電廠擴建廠址、設計及承建香港中環添馬艦中央政府大樓、立法會大樓、展覽廳和市政廣場。

地產物業

集團於深圳、廣州、海口及北京都持有一級商業與住宅發展項目。近年來，外商爭相進入中國開發貿易市場，加上中國於二零零一年成功加入世界貿易組織，令到集團在深圳和廣州的商廈租賃仍有不錯的租金收入，然而，物業銷售市場仍未恢復。

僱員

於二零零二年六月底，集團合共約有398名僱員。僱員之薪酬按工作性質、彼等及集團之表現，以及市場情況而釐訂。部份僱員更可獲年終花紅，並參與集團之購股權計劃。

財務檢討及分析

業績

董事茲報告截至二零零二年六月三十日止六個月之未經審核股東應佔綜合虧損為139,400,000元，而去年同期之股東應佔虧損則為290,400,000元。主要原因為進行中建築項目引致虧損85,900,000元所致。由於市場息率低企，本期內之融資成本由去年同期108,400,000元減少至63,100,000元。分佔聯營公司溢利為30,100,000元，而去年同期則為分佔聯營公司虧損63,700,000元，此乃主要由於中國租賃市場穩定，加上本期內並毋須為聯營公司所售物業作出回購保證虧損撥備。每股虧損由去年同期57.2仙下降至22.9仙。董事不建議派付任何中期股息。

債務重組

集團於二零零零年底出現資金問題，無法償還到期的貸款，包括當時尚欠香港的債權銀行的債務總額約為19億元，及原須於二零零零年十二月十三日到期償還的為數37,000,000美元的浮息票據（「浮息票據」）本金結餘。集團即時委任畢馬威財務諮詢服務作為財務顧問著手展開債務重組的方案。

本公司已於二零零二年八月二十七日與銀行訂立重組協議（「重組協議」）。重組協議訂定有關條款及原則，並列明本公司與銀行將於適當時候訂立正式文件（「正式文件」），以實行重組協議。訂立正式文件之最後完成日期為二零零二年十二月三十一日或債權銀行統籌委員會絕大多數成員可能議定之較後日期。除本公司及其若干附屬公司與其債權銀行於二零零一年六月十一日訂立之暫緩還款通知書（「暫緩還款通知書」）所載之暫緩還款安排之終止條文因根據重組協議而稍作修改外，暫緩還款通知書之所有其他條款及條文維持不變。

於二零零零年到期之有擔保浮息票據乃由本公司一附屬公司發行並由本公司擔保，其持有人獲給予之條款與本公司已與銀行議定之條款相若。

流動資金及財務資源

本集團於結算日之借貸包括香港及中國的銀行貸款18.2億元及浮息票據26,300,000美元（於二零零一年債務拍賣後結餘）。由於本集團及本公司已於結算日對這些票據及所有銀行借款違約，該等借貸變為即時到期，而列為流動負債。

上述所有借貸均於各定息日按參考市場利率釐定不同息率期由一個月至一年不等之固定息率加差距計算利息。大部份借貸以港元為單位。於結算日，外滙借貸中，美元借款佔

KPMG

獨立審閱報告
致香港建設（控股）有限公司董事會

引言

我們已審閱　貴公司刊於第1頁至第17頁的中期業績報告。

董事的責任

根據《香港聯合交易所有限公司證券上市規則》（「上市規則」），上市公司必須以符合上市規則中相關的規定及香港會計師公會頒布的《會計實務準則》第25號－「中期業績報告」的規定編製中期業績報告。中期業績報告由董事負責，並由董事核准通過。

審閱工作

我們是按照香港會計師公會頒布的《核數準則》第700號－「中期業績報告的審閱」進行審閱。

審閱工作主要包括向集團管理層作出查詢及分析中期業績報告，評估業績報告中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有説明的特別情況除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期業績報告發表審核意見。

重大不確定性

在提出審閱結論時，我們已考慮到　貴集團之銀行債權人的繼續支持以及　貴集團取得充分的外來資金的能力之披露是否足夠。中期業績報告乃按持續基準編制，其準確性有賴　貴集團銀行債權人的持續性支持及　貴集團之重組計劃最後取得的成果。此份中期業績報告不包括　貴集團可能沒有債權人支持或重組計劃失敗的任何調整，有關這重大不確定性的詳情已在中期業績報告附註(2)內敍述。

審閱結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零二年六月三十日止六個月的中期業績報告需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港，二零零二年九月二十三日

(d) 期間內，本集團委派若干僱員於若干合營公司工作並收取員工成本合共3,200,000元（二零零一年六月三十日止六個月期間：11,100,000元）。期末，有關應收該等合營公司款項淨額合共為119,600,000元（於二零零一年十二月三十一日：110,100,000元）。

(e) 本集團向若干合營公司提供建築服務及於年度內收取進度付款合共19,000,000元（二零零一年六月三十日六個月：無）。期末時，應付此等合營公司款項淨額合共為26,000,000元（於二零零一年十二月三十一日：34,000,000元）。

(f) 應付賬款及其他應付款中的其他貸款包括年終時來自一間關連公司的貸款120,000,000元（於二零零一年十二月三十一日：120,000,000元）（參閱附註17）。本期間內，已付及應付該關連公司的利息合共為4,500,000元（二零零一年六月三十日止六個月期間：4,200,000元）。

21. **通過中期業績報告**

董事會於二零零二年九月二十三日通過並許可發出此份中期業績報告。

(d) 於二零零二年六月三十日，本集團其中一間聯營公司對與本集團的收費安排進行審閱。截止本中期業績報告核准通過日，該聯營公司仍就本集團在以往年度對其位於中國廣州的物業發展所收取的開發成本的確實性進行評估。

由於開發成本的審閱仍在進行中，董事會認為毋須為上述的審閱提取準備。

(e) 於二零零二年六月三十日，本公司附屬公司已收到前分包商就被指拖欠已完成工程涉及款項合共62,400,000元（於二零零一年十二月三十一日：55,700,000元）一事所提出的索償要求。該附屬公司正準備就與被追討的索償金額相約的重置成本及損毀對前分包商提出反索償要求。

基於法律意見，董事會認為可向該附屬公司成功索償的機會很低。因此，毋須於結算日提取準備。

20. **重大關連人士交易**

(a) 在期間內，本集團與一能夠對本集團的財務及經營決策作出重要影響的集團（「關連集團」）持有若干建築合約，按成本加成及固定價格兩種基準向關連集團提供顧問及工程服務。截至二零零二年六月三十日止期間，已收及應收關連集團的進度付款合共為3,000,000元（二零零一年六月三十日止六個月：9,900,000元）。

期末時應收關連集團款項合共為111,300,000元（於二零零一年十二月三十一日：126,500,000元）。

(b) 期間內，另一家關連集團向本集團提供建築服務及於年度收取進度付款合共89,300,000元（二零零一年六月三十日止六個月期間：無）。年終時應付該關連公司款項合共為24,500,000元（於二零零一年十二月三十一日：9,400,000元）。

(c) 期間內，本集團與一間聯營公司有下列的交易：

(i) 與股東貸款有關的利息收入為1,300,000元（二零零一年六月三十日止六個月期間：1,900,000元）。期間內的利息是以不同的年利率計算，最高為5%（二零零一年六月三十日止六個月期間：9%）。

(ii) 期末時應收上述聯營公司款項淨額合共為435,800,000元（於二零零一年十二月三十一日：429,500,000元）。

17. 帶息借款

於二零零二年六月三十日，帶息借款的抵押情況如下：

	於二零零二年 六月三十日 *百萬元*	於二零零一年 十二月三十一日 *百萬元*
銀行透支		
一有抵押	**40.5**	31.3
一無抵押	**0.4**	—
銀行貸款		
一有抵押	**1,725.2**	1,749.0
一無抵押	**56.7**	56.7
	1,822.8	1,837.0
其他貸款（*附註14*）		
一無抵押	**120.0**	120.0
浮息票據（*附註18*）		
一有抵押	**205.5**	206.2

其他貸款結餘包括一間關連公司「中國光大集團有限公司」的120,000,000元貸款（於二零零一年十二月三十一日：120,000,000元）。這項年利率為7%的帶息貸款並無抵押及在接獲通知時償還。

18. 浮息票據

於一九九七年十二月十一日，一家全資附屬公司發行了本金65,000,000美元，並由本公司作出擔保的美元浮息票據。這些票據須按六個月美元存款的倫敦銀行同業拆息加0.875%的年息率每半年支付利息，並應於二零零零年十二月十三日以面值贖回。

19. 或有負債

(a) 於結算日，為聯營公司向銀行及其他貸款人取得貸款作出擔保而承擔或有負債為100,200,000元（於二零零一年十二月三十一日為1,162,400,000元）。

(b) 本集團持有在一般業務中簽訂的合約及其他協議下履約擔保書及擔保有關的或有負債。

(c) 本集團持有在給予本集團及其聯營公司部分物業買方的銀行備用信貸有關的或有負債。

於二零零二年六月三十日，尚未行使的認股權如下：

賦予日期	可行使認股權期間	行使價格	期末未行使認股權數目
1998年5月20日	1998年11月20日至 2005年5月19日	$3.48	14,920,000
1998年6月18日	1998年12月18日至 2005年6月18日	$2.29	2,950,000
1998年9月28日	1999年3月28日至 2005年9月28日	$1.48	3,000,000

16. 儲備

	股份溢價	資本贖回儲備	資本儲備	滙兑儲備	重估儲備 投資物業	重估儲備 非買賣證券投資	累計虧損	總額
	百萬元	*百萬元*	*百萬元*	*百萬元*	*百萬元*	*百萬元*	*百萬元*	*百萬元*
於2002年1月1日								
－以往呈報	1,369.6	14.6	175.7	(15.3)	6.3	(0.4)	(1,083.1)	467.4
－有關退休福利的前期調整	–	–	–	–	–	–	14.0	14.0
－重報	1,369.6	14.6	175.7	(15.3)	6.3	(0.4)	(1,069.1)	481.4
出售附屬公司變現	–	–	–	(2.7)	–	–	–	(2.7)
出售非買賣證券投資變現	–	–	–	–	–	0.4	–	0.4
海外公司財務報表的換算滙兑差額	–	–	–	(1.0)	–	–	–	(1.0)
本期間虧損	–	–	–	–	–	–	(139.4)	(139.4)
於2002年6月30日	1,369.6	14.6	175.7	(19.0)	6.3	–	(1,208.5)	338.7

14. 應付賬款及其他應付款

	於二零零二年 六月三十日 *百萬元*	於二零零一年 十二月三十一日 *百萬元*
已收合營企業預付款	**181.0**	181.0
應付賬款及應計費用	**949.0**	982.2
應付客戶合約工程總額	**101.8**	164.2
其他貸款 *(附註17)*	**120.0**	120.0
	1,351.8	1,447.4

應付賬款及其他應付款包括應付賬款及應付票據，其賬齡分析如下：

	於二零零二年 六月三十日 *百萬元*	於二零零一年 十二月三十一日 *百萬元*
零至少於2個月	**130.6**	130.1
2至少於6個月	**37.7**	16.7
6至少於12個月	**13.1**	30.7
超過12個月	**34.7**	25.5
	216.1	203.0
一年內到期應付保留款額	**119.0**	83.2
	335.1	286.2

15. 股本

	股份數目	*百萬元*
已發行及繳足：		
於2002年1月1日及6月30日	607,853,996	607.9

根據優先認股計劃，董事會可酌情邀請本集團僱員（包括任何本集團成員的董事），以價款1元接受認股權，使其有權以不少於本公司股份於認股權授出日期前五個營業日本股票在聯交所每日牌價表列出的証券平均收市價的80%或股份的面值兩者之較高者，認購本公司股份。

根據法律意見，董事會有信心該附屬公司將能成功取得索償。據此，合共140,100,000元（於二零零一年十二月三十一日：160,000,000元）的應收客戶合約工程總額將能全數收回，並毋須為此提取準備。

(b) 應收賬款及其他應收款包括應收賬款（已扣除呆壞賬特別準備），其賬齡分析如下：

	於二零零二年六月三十日 *百萬元*	於二零零一年十二月三十一日 *百萬元*
零至少於2個月	**106.4**	186.7
2至少於6個月	**16.1**	23.8
6至少於12個月	**33.6**	14.2
超過12個月	**95.9**	106.3
	252.0	331.0
一年內到期應收保留款額	**110.9**	103.4
	362.9	434.4

本集團合約業務的信貸條件是按照一般商業條款與客戶商議及簽定，建築合約之中期工程賬款申請一般是按月計算，扣除保留款額後，並於一個月內結算，而保留款額則留待有關證明書簽發後發還。

3. **現金及現金等價物**

	於二零零二年六月三十日 *百萬元*	於二零零一年十二月三十一日 *百萬元*
銀行及其他財務機構存款	**159.4**	23.9
銀行存款及現金	**120.8**	409.3
	280.2	433.2

10. 合營公司權益

	於二零零二年六月三十日 百萬元	於二零零一年十二月三十一日 百萬元
應佔虧絀淨值	**(200.5)**	(193.3)
應收合營公司款項	**347.6**	342.8
	147.1	149.5
應付合營公司款項	**–**	(11.9)
	147.1	137.6

與合營公司結餘並無抵押,並不預期可於一年內結算。

應收合營公司款項結餘包括181,400,000元(於二零零一年十二月三十一日:193,300,000元)年利率為10.0%的帶息款項。

11. 作銷售用途的物業

作銷售用途的物業包括已扣除一般準備的物業123,000,000元(於二零零一年十二月三十一日:123,000,000元),以求按成本或估計可變現淨值兩者中的較低數額列示這些物業。

12. 應收賬款及其他應收款

	於二零零二年六月三十日 百萬元	於二零零一年十二月三十一日 百萬元
應收客戶合約工程總額	**264.0**	268.2
應收聯營公司款項	**95.0**	95.0
應收賬款、訂金及預付款	**528.6**	622.7
	887.6	985.9

(a) 本集團應收客戶合約工程總額包括140,100,000元(於二零零一年十二月三十一日:160,000,000元)就本公司一間附屬公司作為分包商的建築合約。該附屬公司已就此應收合約工程款向其僱主提出索償要求。該僱主為本集團一間合營公司。該僱主主要因若干對沖費用未能達成協議而現正對該索償要求作出爭論。於二零零二年六月三十日,已收該僱主預付款共181,000,000元(於二零零一年十二月三十一日:181,000,000元)。直至本中期業績報告核准通過日為止,該附屬公司並未收到其僱主提出反索償要求。該份建築合約已於二零零一年度內大部份完成,而此索償要求將進行仲裁。

由於本公司和本公司在香港的附屬公司於本期間為虧損（在稅務方面而言），因此沒有對香港利得稅作出撥備。中國稅項則以本集團需接受稅項評估的城市適用的稅率計算。

7. **每股虧損**

(a) 每股基本虧損

每股基本虧損是按照139,400,000元（二零零一年：290,400,000元）的股東應佔虧損及本期間已發行普通股607,900,000股（二零零一年：507,900,000股）計算。

(b) 每股攤薄虧損

在截止二零零一年及二零零二年六月三十日止六個月均沒有潛在攤薄盈利的普通股。

8. **固定資產**

董事會認為投資物業價值由二零零一年十二月三十一日至二零零二年六月三十日之期間變化不大，故投資物業於二零零二年六月三十日沒有重估。

9. **聯營公司權益**

	於二零零二年六月三十日 *百萬元*	於二零零一年十二月三十一日 *百萬元*
應佔虧絀淨值	**(485.0)**	(513.2)
應收聯營公司款項，減撥備	**2,586.1**	2,582.9
	2,101.1	2,069.7
應付聯營公司款項	**(36.3)**	(37.7)
	2,064.8	2,032.0

與聯營公司的結餘並無抵押，並不預期可於一年內結算。

應收聯營公司結餘包括54,700,000元（於二零零一年十二月三十一日：50,000,000元）不同年利率至10.0%的帶息款項。

5. 除稅前正常業務虧損

除稅前正常業務虧損已扣除／（計入）：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	百萬元	*百萬元*
(a) *其他收益淨額*		
以公平價值列賬買賣證券的變現及未變現虧損／（溢利）淨額	**0.1**	(0.1)
滙兑虧損／（收益）	**9.1**	(30.5)
出售附屬公司虧損	**–**	16.6
出售固定資產溢利	**(15.5)**	–
附屬公司清盤收益	**(7.0)**	–
其他	**0.5**	(0.5)
	(12.8)	(14.5)

	截至六月三十日止六個月	
	二零零二年	二零零一年
	百萬元	*百萬元*
(b) *融資成本*		
須於五年內償還的銀行貸款及其他借款的利息	**63.1**	108.4

	截至六月三十日止六個月	
	二零零二年	二零零一年
	百萬元	*百萬元*
(c) *其他項目*		
折舊	**1.2**	1.2

6. 稅項

	截至六月三十日止六個月	
	二零零二年	二零零一年
	百萬元	*百萬元*
中國稅項	**0.9**	0.1
應佔聯營公司稅項	**0.5**	1.1
	1.4	1.2

本集團於本期間的收入及業績按業務分類分析如下：

	建築 *百萬元*	物業租賃 *百萬元*	未能分類 *百萬元*	綜合 *百萬元*
截至二零零二年六月三十日止六個月－				
外間客戶之收入	**700.8**	**9.0**	**－**	**709.8**
其他收入	**－**	**4.6**	**7.0**	**11.6**
總收入	**700.8**	**13.6**	**7.0**	**721.4**
分報（虧損）／溢利	**(85.9)**	**13.6**		**(72.3)**
未能分類的經營收入及支出				**(26.4)**
經營虧損				**(98.7)**

	建築 *百萬元*	物業租賃 *百萬元*	未能分類 *百萬元*	綜合 *百萬元*
截至二零零一年六月三十日止六個月－				
外間客戶之收入	807.7	9.1	－	816.8
其他收入	－	1.6	11.5	13.1
總收入	807.7	10.7	11.5	829.9
分報（虧損）／溢利	(93.3)	10.6		(82.7)
未能分類的經營收入及支出				(43.8)
經營虧損				(126.5)

其他收入

	截至六月三十日止六個月	
	二零零二年 *百萬元*	二零零一年 *百萬元*
利息收入	**3.4**	7.5
物業收費收入	**4.6**	1.6
其他收入	**3.6**	4.0
	11.6	13.1

有鑑於此，董事會認為，儘管本集團於二零零二年六月三十日的財政狀況未如理想，但以持續經營基準編製中期業績報告仍是適當的。假如本集團未能以持續經營企業狀況下繼續經營業務，則本中期業績報告需要作出調整以重報資產價值為可收回數額，就任何其他可能出現的負債提撥準備，以及將非流動資產及負債重新分類為流動資產及負債。這些調整的影響並未在中期業績報告中反映出來。

3. 分部報告

本集團於本期間的收入及業績按客戶所在地分析如下：

	香港 *百萬元*	中國 *百萬元*	未能分類 *百萬元*	綜合 *百萬元*
截至二零零二年六月三十日止六個月—				
外間客戶之收入	**669.3**	**40.5**	**–**	**709.8**
其他收入	**–**	**4.6**	**7.0**	**11.6**
總收入	**669.3**	**45.1**	**7.0**	**721.4**
分部(虧損)／溢利	**(84.0)**	**11.7**		**(72.3)**
未能分類的經營收入及支出				**(26.4)**
經營虧損				**(98.7)**

	香港 *百萬元*	中國 *百萬元*	未能分類 *百萬元*	綜合 *百萬元*
截至二零零一年六月三十日止六個月—				
外間客戶之收入	770.6	46.2	–	816.8
其他收入	–	1.6	11.5	13.1
總收入	770.6	47.8	11.5	829.9
分部(虧損)／溢利	(91.8)	9.1		(82.7)
未能分類的經營收入及支出				(43.8)
經營虧損				(126.5)

由於採用這項新會計政策，集團本期間的虧損減少了500,000元，於二零零二年六月三十日的淨資產則增加了14,500,000元。因採用是項新會計政策的影響已在累計虧損的期初結餘作出調整。比較數字並未作出重報。

(b) *會計實務準則第11號（經修訂）「外幣折算」*

在以往年度，海外企業的業績均以資產負債表結算日之兑換率折算。

會計實務準則第11號（經修訂）規定，刪除了以結算日之滙率折算海外企業業績的方法，而改以按該期間平均匯率折算。上述會計政策的變化並未對本期或以往各會計期間的業績產生任何重大之影響。

(c) *會計實務準則第1號（經修訂）「財務報表的呈報」及會計實務準則第15號（經修訂）「現金流量表」*

因採用會計實務準則第1號（經修訂）及會計實務準則第15號（經修訂），呈報方式已作出若干變動。

持續經營基準

二零零零年十二月一日，本公司要求本集團的往來銀行就所有香港貸款本金及利息（約1,900,000,000元）的付款，在正式的債務重組計劃尚待磋商及達成協議前作出非正式的暫緩還款安排。此外，本公司亦要求與持有本公司一家全資附屬公司－Hong Kong Construction (Capital) Ltd所發行的浮息票據持有者作出類似的暫緩還款安排，該浮息票據的結餘為37,000,000美元。浮息票據於二零零零年十二月十三日到期付款。根據發行浮息票據及銀行融資協議的條款，本集團已對這些票據及所有其銀行借款違約。

本公司及其全資附屬公司已於二零零二年八月二十七日與其債權銀行訂立重組協議（「重組協議」）。該重組協議為正式重組本集團的香港銀行債務訂立了一般條款及原則。本公司已向浮息票據持有人提呈相若的條款。正式重組協議的完成及有關文件期望於二零零二年十二月三十一日或本公司與債權銀行協定的其後日期以前落實，但取決於若干先決條件的完成。於二零零二年六月三十日，須重組的香港銀行債務及浮息票據尚欠本金及利息共約2,043,900,000元。

董事現正為落實正式的債務重組及執行包括在重組計劃內所建議的物業資產出售策略作出積極的行動。董事會相信，其往來銀行將會提供持續的支持及債務重組計劃的進行會有助本集團在可見的將來持續經營。

未經審核中期業務報告附註

(以港幣列示)

1. 編製基準

本中期業績報告乃未經審核，但已由畢馬威會計師事務所根據香港會計師公會頒布的《核數準則》第700號「中期業績報告的審閱」進行審閱。而畢馬威會計師事務所致董事局的獨立審閱報告已載於第18頁。

本中期業績報告乃根據香港聯合交易所有限公司主板上市規則的規定編製而成，包括符合香港會計師公會頒布的《會計實務準則》第25號「中期業績報告」。

本中期業績報告內所載截至二零零一年十二月三十一日止財政年度的財務資料，並不構成公司於該財政年度之法定賬項，但資料則來自該等賬項。截至二零零一年十二月三十一日止年度之法定賬項(核數師已於其於二零零二年四月二十二日發出的報告內表示無保留之意見)在公司的註冊辦事處備索。

本中期業績報告採用與二零零一年年報所使用之主要會計政策及計算方法一致之基準而編製，惟本集團於採用於期內生效之下列新增及經修訂的會計實務準則後改變其若干會計政策除外。

(a) 會計實務準則第34號「僱員福利」

以往年度，退休福利成本以應計退休金的平均百分比為基礎，在退休計劃成員的預計服務年期內計入損益表列支。

由二零零二年一月一日起，為了附合會計實務準則第34號，本集團採用了一項關於既定收益退休金計劃的新會計政策。按此項新政策，本集團對該既定收益退休金計劃的負債淨額是按估計僱員於本期及以往各會計期間所提供的服務以換取的福利所估量。該退休福利以既定收益的負債及現時服務成本，扣除計劃資產的公平值，並折算為現值計算。

假若集團的負債為負數，該既定收益退休金計劃的資產則按已確認的精算損失和以往服務成本及從計劃將會收回的退款或將來對計劃減少供款的現值予以確認。

簡明綜合現金流量表

截至二零零二年六月三十日止六個月－未經審核

(以港幣列示)

	截至六月三十日止六個月 二零零二年 *百萬元*	二零零一年 *百萬元*
用於經營業務的現金淨額	**(170.1)**	(151.8)
來自投資業務的現金淨額	**23.0**	572.5
用於融資業務的現金淨額	**(5.9)**	(339.1)
現金及現金等價物(減少)／增加淨額	**(153.0)**	81.6
於一月一日的現金及現金等價物	**433.2**	69.8
於六月三十日的現金及現金等價物	**280.2**	151.4

第5頁至第17頁的附註屬本中期業績報告一部分。

綜合資產負債表
於二零零二年六月三十日－未經審核
(以港幣列示)

	附註	於二零零二年六月三十日 百萬元	於二零零一年十二月三十一日 百萬元
資產			
非流動資產			
固定資產	8		
－投資物業		**431.1**	454.3
－其他物業、機器及設備		**39.9**	41.2
		471.0	495.5
作發展用途的物業		**397.0**	397.0
聯營公司權益	9	**2,101.1**	2,069.7
合營公司權益	10	**147.1**	149.5
非流動應收款項		**76.0**	61.7
其他非流動財務資產		**21.4**	22.1
抵押存款		**13.9**	18.9
		3,227.5	3,214.4
流動資產			
作銷售用途的物業	11	**123.0**	123.0
作買賣用途的證券		**0.3**	0.3
應收賬款及其他應收款	12	**887.6**	985.9
抵押存款		**173.8**	197.2
現金及現金等價物	13	**280.2**	433.2
		1,464.9	1,739.6
資產總額		**4,692.4**	4,954.0
股東權益及負債			
資本及儲備			
股本	15	**607.9**	607.9
儲備	16	**338.7**	467.4
		946.6	1,075.3
少數股東權益		**83.9**	79.1
非流動負債			
應付聯營公司款項	9	**36.3**	37.7
應付合營公司款項	10	**－**	11.9
應付賬款及應計費用		**180.9**	193.1
		217.2	242.7
流動負債			
應付賬款及其他應付款	14	**1,351.8**	1,447.4
銀行貸款及透支	17	**1,822.8**	1,837.0
浮息票據	18	**205.5**	206.2
税項		**64.6**	66.3
		3,444.7	3,556.9
股東權益及負債總額		**4,692.4**	4,954.0

第5頁至第17頁的附註屬本中期業績報告一部分。

宗合股東權益變動表

截至二零零二年六月三十日止六個月－未經審核
(以港幣列示)

	附註	截至六月三十日止六個月 二零零二年 百萬元	二零零一年 百萬元
於一月一日結餘		**1,075.3**	2,094.9
有關退休福利的會計政策變動	*1(a) & 16*	**14.0**	–
重報		**1,089.3**	2,094.9
海外公司財務報表的換算外滙儲備差額	*16*	**(1.0)**	–
非買賣證券的重估虧絀		**–**	(0.8)
未確認在損益賬的淨虧損		**(1.0)**	(0.8)
期內淨虧損	*16*	**(139.4)**	(290.4)
出售附屬公司的外滙儲備變現	*16*	**(2.7)**	(2.4)
出售附屬公司的投資物業重估儲備變現		**–**	19.1
出售非買賣證券投資的重估儲備變現	*16*	**0.4**	–
		(141.7)	(273.7)
於六月三十日結餘		**946.6**	1,820.4

第5頁至第17頁的附註屬本中期業績報告一部分。

綜合損益表

截至二零零二年六月三十日止六個月－未經審核
(以港幣列示)

	附註	截至六月三十日止六個月 二零零二年 百萬元	二零零一年 百萬元
營業額	3	**709.8**	816.8
銷售成本		**(786.7)**	(901.1)
毛損		**(76.9)**	(84.3)
其他收入	4	**11.6**	13.1
其他收益淨額	5(*a*)	**12.8**	14.5
行政費用		**(46.0)**	(66.3)
其他經營費用		**(0.2)**	(3.5)
經營虧損		**(98.7)**	(126.5)
融資成本	5(*b*)	**(63.1)**	(108.4)
應佔聯營公司溢利減虧損		**30.1**	(63.7)
應佔合營公司溢利減虧損		**(6.3)**	9.4
除税前正常業務虧損	5	**(138.0)**	(289.2)
税項	6	**(1.4)**	(1.2)
股東應佔虧損		**(139.4)**	(290.4)
每股虧損			
基本	7	**(22.9)仙**	(57.2)仙

第5頁至第17頁的附註屬本中期業績報告一部分。

香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

二零零二年度中期業績報告

